EXPLANATORY NOTE

Global Payments Inc. (the "Company") is filing this Exhibit 99.1 to its Current Report on Form 8-K (the "Current Report") to update certain information from the Company's Annual Report on Form 10-K for the year ended May 31, 2015 filed with the Securities and Exchange Commission (the "SEC") on July 30, 2015 (the "Fiscal 2015 Annual Report"). This information has been updated to reflect, for all periods presented and as further described in the Current Report, the retrospective effects of the Company's change in its reportable segments, the adoption of certain accounting standards updates and a stock split in the form of a stock dividend (the "Stock Split"), each of which occurred subsequent to the filing of the Fiscal 2015 Annual Report. As required by SEC rules, the Company is updating the financial statements included herein to allow them to be incorporated by reference into the Company’s Registration Statement on Form S-4 that the Company intends to file in connection with its proposed acquisition of Heartland Payment Systems, Inc. ("Heartland").

The Company has included the entire text of Part I. Item 1and Part II Items 6, 7 and 8 of the Fiscal 2015 Annual Report in this Exhibit 99.1. The foregoing sections of the Fiscal 2015 Annual Report have been updated solely to reflect the retrospective effects of the change in reportable segments, the adoption of the accounting standards updates and the Stock Split. Other than as required to reflect such change in reportable segments, adoption of the accounting standards updates and the Stock Split, this Exhibit 99.1 does not update the other disclosures contained in the Fiscal 2015 Annual Report, nor does it reflect any subsequent information, activities, events, risks or trends. No sections of the Fiscal 2015 Annual Report other than those included have been updated in this Exhibit 99.1. As a result, this Exhibit 99.1 should be read in conjunction with the Fiscal 2015 Annual Report, including without limitation, Item 1A Risk Factors and the Company's subsequent SEC filings. Certain of these other filings contain important information regarding forward-looking statements, events, developments or updates to certain expectations of the Company that has arisen since the filing of the Fiscal 2015 Annual Report. Unless the context requires otherwise, references in this Exhibit 99.1 to "Global Payments," the "Company," "we," "our," or "us," refer to Global Payments Inc. and its subsidiaries.

GLOBAL PAYMENTS INC.

		Page
PART I
ITEM 1.	BUSINESS	5
PART II
ITEM 6.	SELECTED FINANCIAL DATA	15
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	16
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	32

CAUTIONARY NOTICE REGARDING
FORWARD-LOOKING STATEMENTS

Investors are cautioned that some of the statements we use in this Exhibit 99.1 contain forward-looking statements that were made as of July 30, 2015, the date the Fiscal 2015 Annual Report was filed, pursuant to the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve a number of risks and uncertainties and depend upon future events or conditions. Actual events or results might differ materially from those expressed or forecasted in these forward-looking statements. Accordingly, we cannot guarantee you that our plans and expectations will be achieved. Forward-looking statements include statements concerning our business operations, economic performance and financial condition, including in particular: our business strategy and means to implement the strategy; measures of future results of operations, such as revenues, expenses, operating margins, income tax rates, and earnings per share; other operating metrics such as shares outstanding and capital expenditures; our success and timing in developing and introducing new services and expanding our business; and the successful integration of future acquisitions. The forward-looking statements in this Exhibit 99.1 speak only as of July 30, 2015, the date the Fiscal 2015 Annual Report was filed, and should not be relied upon as representing our plans and expectations as of any subsequent date. We undertake no obligation to update, and have not updated in this Exhibit 99.1, any of these statements to reflect information, uncertainties, transactions, risks, events or trends occurring or becoming known to management after the date the Fiscal 2015 Annual Report was filed, such as, without limitation, our proposed acquisition of Heartland (the “Heartland Transaction”).

Important factors, among others, that may cause actual events or results to differ materially from those anticipated by our forward-looking statements made in this Exhibit 99.1 include the potential effect of the Heartland Transaction on our results of operations, cash flows and financial condition (including, without limitation, the incurrence of additional indebtedness and the issuance of additional shares of our common stock to fund the consideration for the acquisition) if and when such transaction is consummated, as further described in our Quarterly Report on Form 10-Q for the fiscal quarter ended November 30, 2015; our potential failure to safeguard our data; increased competition from nontraditional competitors; our ability to update our products and services in a timely manner; potential systems interruptions or failures; software defects or undetected errors; our ability to maintain Visa and MasterCard registration and financial institution sponsorship; our reliance on financial institutions to provide clearing services in connection with our settlement activities; our potential failure to comply with card network requirements; increased merchant, referral partner or ISO attrition; our ability to increase our share of existing markets and expand into new markets; unanticipated increases in chargeback liability; increases in credit card network fees; changes in laws, regulations or network rules or interpretations thereof; foreign currency exchange and interest rate risks; political, economic and regulatory changes in the foreign countries in which we operate; future performance, integration and conversion of acquired operations; loss of key personnel; and other risk factors presented in Item 1A-Risk Factors of the Fiscal 2015 Annual Report and any subsequent filings with the SEC.

IMPORTANT ADDITIONAL INFORMATION WILL BE FILED WITH THE SEC
In connection with the Heartland Transaction, the Company will file with the SEC a Registration Statement on Form S-4 that will include a proxy statement of Heartland that also constitutes a prospectus of the Company, as well as other relevant documents concerning the proposed acquisition. Heartland will mail the proxy statement/prospectus to its stockholders. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE PROXY STATEMENT/PROSPECTUS REGARDING THE MERGER WHEN THEY BECOME AVAILABLE AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

A free copy of the proxy statement/prospectus, as well as other filings containing information about Global Payments and Heartland, may be obtained at the SEC’s website when filed. You will also be able to obtain these documents, when filed, free of charge, from the Company at investors.globalpaymentsinc.com or from Heartland by accessing Heartland’s website at www.heartlandpaymentsystems.com/investor-relations. Copies of the proxy statement/prospectus when filed can also be obtained, free of charge, by directing a request to our Investor Relations department at Global Payments Inc., 10 Glenlake Parkway, North Tower, Atlanta, Georgia 30328-3473, Attention: Investor Relations, by calling (770) 829-8234, or by sending an e-mail to Investor.Relations@globalpay.com or to Heartland’s Investor Relations department at 90 Nassau Street, Second Floor, Princeton, NJ 08542 by calling (609) 683-3831 or by sending an e-mail to Heartland_ir@gregoryfca.com.

The Company and Heartland and certain of their respective directors and officers may be deemed to be participants in the solicitation of proxies from the Heartland stockholders in respect of the proposed acquisition. Information regarding persons who may, under the rules of the SEC, be deemed participants in the solicitation of Heartland stockholders in connection with the proposed acquisition will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the Company’s directors and executive officers is contained in the Company’s Annual Report on Form 10-K for the fiscal year ended May 31, 2015 and its Proxy Statement on Schedule 14A, dated September 25, 2015, which are filed with the SEC. Information regarding Heartland’s directors and executive officers is contained in Heartland’s Annual Report on Form 10-K for the year ended December 31, 2014 and its Proxy Statement on Schedule 14A, dated March 27, 2015, which are filed with the SEC.

PART I

ITEM 1- BUSINESS

Recent Developments

Financial Highlights

In the year ended May 31, 2015, or fiscal 2015, our revenues increased 8.6% to $2,773.7 million from $2,554.2 million in the year ended May 31, 2014, or fiscal 2014 as a result of growth in our segments despite the unfavorable effect of currency fluctuations.

Consolidated operating income was $456.6 million for fiscal 2015 compared to $405.5 million for fiscal 2014. Net income attributable to Global Payments increased $32.8 million, or 13.4%, to $278.0 million in fiscal 2015 from $245.3 million in the prior year. Diluted earnings per share increased $0.37 to $2.06 in fiscal 2015 from $1.69 in fiscal 2014.

North America segment revenues increased $159.9 million, or 8.8%, to $1,968.9 million in fiscal 2015 from $1,809.0 million in fiscal 2014. This increase in revenues was due to growth driven by our U.S. direct distribution channels, including the addition of Payment Processing, Inc. ("PayPros"), and steady performance in Canada. North America segment operating income increased to $293.1 million in fiscal 2015 from $272.3 million in fiscal 2014, with operating margins of 14.9% and 15.0% for fiscal 2015 and 2014, respectively.

Europe segment revenues increased $28.5 million, or 4.9%, to $616.0 million in fiscal 2015 from $587.5 million in fiscal 2014, reflecting growth in local currencies primarily due to growth in the number of card transactions and volume growth, partially offset by the unfavorable effect of currency fluctuations. Europe segment operating income increased to $240.0 million in fiscal 2015 from $209.3 million in fiscal 2014, with operating margins of 39.0% and 35.6% for fiscal 2015 and 2014, respectively.

Asia-Pacific segment revenues increased $31.1 million, or 19.7%, to $188.9 million in fiscal 2015 from $157.8 million in fiscal 2014 primarily due to the acquisition of Ezidebit Holdings PTY Ltd ("Ezidebit"). Asia-Pacific segment operating income increased to $39.7 million in fiscal 2015 from $30.8 million in fiscal 2014, with operating margins of 21.0% and 19.5% for fiscal 2015 and 2014, respectively.

See "Item 7 - Management's Discussion and Analysis of Financial Condition and Results of Operations" for a detailed explanation of our operating results.

Recent Acquisitions

On March 4, 2014, we completed the acquisition of PayPros for $426.5 million in cash. We funded the acquisition with a combination of cash on hand and borrowings on our corporate debt facilities. PayPros is a provider of fully-integrated payment solutions for small-to-medium sized merchants in the United States.  PayPros delivers its services through a network of technology-based enterprise software partners to vertical markets that are complementary to the markets served by Accelerated Payment Technologies ("APT"), which we acquired on October 1, 2012. Although we acquired PayPros in fiscal 2014, fiscal 2015 was the first full year for which PayPros' operating results were included in our consolidated results. We have combined APT and PayPros to form our integrated payments solutions channel that we refer to as "OpenEdge."

During fiscal 2015, we completed the following two strategic acquisitions, enhancing our technological capabilities and extending our global reach in the Asia-Pacific region and Europe:

•
On October 10, 2014, we completed the acquisition of Ezidebit for AUD302.6 million in cash ($266.0 million equivalent as of the acquisition date). This acquisition was funded by a combination of cash on hand and borrowings on our revolving credit facility. Ezidebit is a leading integrated payments company focused on recurring payments verticals in Australia and New Zealand. Ezidebit markets its services through a network of integrated software vendors and direct channels to numerous vertical markets. We acquired Ezidebit to establish a direct distribution channel in Australia and New Zealand and to further enhance our existing integrated solutions offerings.

•
On March 25, 2015, we acquired approximately 95% of the outstanding shares of Pay and Shop Limited for €110.2 million in cash ($118.9 million equivalent as of the acquisition date) funded by borrowings on our revolving credit facility. Pay and Shop Limited, which does business as Realex Payments, is a leading European online payment gateway technology provider based in Dublin, Ireland. This transaction furthers our strategy to provide omni-channel solutions that combine gateway services, payment service provisioning and merchant acquiring across Europe.

Also during fiscal 2015, we entered into agreements to acquire the following businesses:

•
On September 30, 2014, we entered into an asset purchase agreement with Certegy Check Services, Inc., a wholly-owned subsidiary of Fidelity National Information Services, Inc. ("FIS"), to acquire substantially all of the assets of its gaming business related to licensed gaming operators (the "FIS Gaming Business"). On June 1, 2015, after the end of fiscal 2015, we completed the acquisition, which includes approximately 260 gaming client locations, for $237.5 million in cash, funded from borrowings on our revolving credit facility and cash on hand. We acquired the FIS Gaming Business to expand our direct distribution and service offerings in the gaming industry.

•
On December 17, 2014, we announced an agreement with Bank of the Philippine Islands ("BPI") to provide merchant acquiring and payment services in the Philippines. We believe this arrangement will enable us to expand our direct distribution in the Philippines, further leverage our technological strengths and provide superior product and service offerings to customers in the Philippines. Under this arrangement, BPI will contribute its existing merchant acquiring business to our subsidiary in the Philippines, Global Payments Asia-Pacific Philippines Incorporated ("GP Philippines"), in return for a 49% ownership interest in GP Philippines and a cash payment of $3.6 million. We will retain a controlling 51% interest in GP Philippines. We expect the acquisition to close late in the first quarter of fiscal 2016, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

On July 27, 2015, we announced an agreement with CaixaBank, S.A. ("CaixaBank") and Erste Group Bank AG (“Erste Group”) to form a venture to provide merchant acquiring and payment services in three core Central and Eastern Europe locations: the Czech Republic, the Slovak Republic and Romania. As part of the agreement, Global Payments and CaixaBank will form an entity, of which Global Payments will have a 51 percent majority interest. This newly formed entity will pay €30 million ($33 million equivalent as of the agreement date) in cash to acquire a 51 percent majority ownership in the venture with Erste Group, which will contribute its existing merchant acquiring businesses in each of the three countries to the venture and hold a 49 percent interest. The transaction is expected to close in the second half of fiscal 2016, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

See "Note 3 - Business and Intangible Asset Acquisitions and Joint Ventures" in the notes to the accompanying consolidated financial statements for further discussion of these acquisitions.

Business Description

We are a leading worldwide provider of payment technology services delivering innovative solutions to our customers. Our partnerships, technologies and employee expertise enable us to provide a broad range of services that allow our customers to accept various payment types. We distribute our services across a variety of channels to merchants and partners in 29 countries throughout North America, Europe, the Asia-Pacific region and Brazil. We provide payment and digital commerce solutions and operate in three reportable segments: North America, Europe and Asia-Pacific.

We were incorporated in Georgia as Global Payments Inc. in 2000 and spun-off from our former parent company in 2001. Including our time as part of our former parent company, we have been in the payment technology services business since 1967.

We target customers in many industries including financial services, gaming, government, health care, professional services, restaurants, retail, universities, not-for-profit organizations and utilities. See "Note 14 - Segment Information" in the notes to the accompanying consolidated financial statements for additional segment information and "Item 1A - Risk Factors" in our Fiscal 2015 Annual Report for a discussion of risks involved with our operations.

Merchant Services Overview

Our payment solutions are similar around the world in that we enable our merchant customers to accept card, electronic, check and digital-based payments at the point of sale. Our primary business model provides payment services directly to merchants as our customers. We also provide similar services indirectly through financial institutions and a limited number of independent sales organizations ("ISOs").

The term "merchant" generally refers to any organization that accepts card-based payment forms, such as credit, debit, gift, stored value and electronic benefits transfer cards, for the payment of goods and services. We sell our services through multiple sales channels around the world and target customers in many vertical industries. Credit and debit card transaction processing includes the processing of the world's major international card brands, including American Express, UnionPay International ("UPI"), Discover Card ("Discover"), JCB, MasterCard, Visa and non-traditional payment methods, as well as certain domestic debit networks, such as Interac in Canada. Electronic and digital-based payment processing involves a consumer or cardholder acquiring goods or services from a merchant and using a credit or debit card or other electronic or digital method as the form of payment. Our comprehensive offerings include terminal sales and deployment, authorization processing, settlement and funding processing, customer support and help desk functions, chargeback resolution, industry compliance, Payment Card Industry ("PCI") security, consolidated billing and statements and on-line reporting. Our value proposition is to provide high-quality, responsive, secure and end-to-end service to all of our customers. Currently, we focus on merchants and partners in 29 countries located throughout North America, Europe, the Asia-Pacific region and in South America.

The majority of merchant services revenue is generated by services priced as a percentage of transaction value or a specified fee per transaction, depending on card type. We also charge other fees based on specific services that are unrelated to the number or value of transactions.

Credit and Debit Card Transaction Processing

Credit and debit networks establish uniform regulations that govern much of the payment card industry. During a typical payment transaction, the merchant and the card issuer do not interface directly with each other, but instead rely on merchant acquirers like Global Payments to facilitate transaction processing. We perform a series of services including authorization, electronic draft capture, file transfers to facilitate funds settlement and certain exception-based, back office support services such as chargeback and retrieval resolution.

We process funds settlement under two models, a sponsorship model and a direct membership model. Under the sponsorship model, we are designated as a Merchant Service Provider by MasterCard and as an ISO by Visa. To be designated as a certified processor, member clearing banks ("Member") sponsor us and require our adherence to the standards of the networks. In certain markets, we have sponsorship or depository and clearing agreements with financial institution sponsors. These agreements allow us to route transactions under the Members' control and identification numbers to clear credit card transactions through MasterCard and Visa. In this model, the standards of the card networks restrict us from performing funds settlement or accessing merchant settlement funds, and, instead, require that these funds be in the possession of the Member until the merchant has been funded.

Under the direct membership model, we are direct members in various payment networks, allowing us to process and fund transactions without third-party sponsorship. In this model, we route and clear transactions directly through the card brand’s network and are not restricted from performing funds settlement. Otherwise, we process these transactions similarly to how we process transactions in the sponsorship model. We are required to adhere to the standards of the various networks in which we are direct members. We maintain relationships with financial institutions, which may also serve as our Member sponsors for other card brands or in other markets, to assist with funds settlement. In fiscal 2015, we increased the number of markets in which we are members in certain of the payment networks.

How a Card Transaction Works

A typical payment transaction begins when a cardholder presents a card for payment at a merchant location where the card information is captured by a point of sale ("POS") terminal card reader or mobile device card reader, which may be sold, leased or rented, and serviced by us. Alternatively, card and transaction information may be captured and transmitted to our network through a POS device by one of a number of services that we offer directly or through a value-added reseller (“VAR”). The terminal electronically records sales draft information, such as the card identification number, transaction date and value of the goods or services purchased.

After the card and transaction information is captured by the POS device, the terminal automatically connects to our network through the internet or other communication channels in order to receive authorization of the transaction. For a credit card transaction, authorization services generally refer to the process in which the card issuer indicates whether a particular credit card is authentic and whether the impending transaction value will cause the cardholder to exceed defined credit limits. In a debit card transaction, we obtain authorization for the transaction from the card issuer through the payment network verifying that the cardholder has sufficient funds for the transaction value.

As an illustration, shown below, on a $100.00 credit card transaction, the card issuer may fund the Member (indirectly through the card network) $98.50 after retaining approximately $1.50 referred to as an interchange fee. The card issuer seeks reimbursement of $100.00 from the cardholder in the cardholder's monthly credit card bill. The Member would, in turn, pay the merchant $100.00. The net settlement after this transaction would require us to advance the Member $1.50. After the end of the month, we would bill the merchant a percentage of the transaction, or discount, to cover the full amount of the interchange fee and our net revenue from the transaction. If our discount rate for the merchant in the above example was 2.00%, we would bill the merchant $2.00 at the end of the month for the transaction, reimburse ourselves for approximately $1.50 in interchange fees and retain $0.50 or 0.50% as our net revenue for the transaction. Discount rates vary based on negotiations with merchants and the economic characteristics of transactions. Interchange rates also vary based on the economic characteristics of individual transactions. Accordingly, our net revenue per transaction varies across our merchant base and is subject to change based on changes in discount rates and interchange rates. Our profit on the transaction reflects the net revenue less operating expenses, including assessments and other network fees, systems cost to process the transaction and commissions paid to our sales force or ISO. Assessments are fees charged by Visa and MasterCard based on the value of transactions processed through their networks.

Illustrative Card Transaction Flow

globalpayments
Acquirer
Authorization and Transaction Data
Authorization and Transaction Data
Card Issuer
Card Network
$98.50
Funding Instructions
$1.50
Transaction Data
$2.00
Monthly Statement
$100.00
Bill
$98.50
Member/ Settlement Bank
$100.00
Merchant
Cardholder
Goods and Services
Present Card

Business Segments

North America Segment

North America segment revenues represented 71.0% of our total consolidated fiscal 2015 revenues and included operations in the United States and Canada. In the United States, we sell our services via a direct sales force utilizing referrals from partners of agent banks and trade associations, integrated payment solutions, enterprise software providers and VAR referral arrangements, ISOs, agents and proprietary telesales groups.

Direct Sales. Our direct sales channel receives qualified leads from agent banks and trade association referral partners for a variety of mid-sized to large merchants with annual bankcard volume averaging above $300,000. Our merchant portfolio is also expanded through targeted campaigns and other lead-generating efforts by our direct sales force. Our referral partners are paid referral fees.

Integrated Payment Solutions. Our integrated payment solutions channel, OpenEdge, sells payment solutions to more than 60 vertical markets, gaining market share by signing new enterprise solution providers and new merchants within existing enterprise solution providers that we already support.

Independent Sales Organizations. Our ISO channel targets merchant with typical annual bankcard volumes of $150,000 or less. ISOs contract with Global Payments to provide processing and other services depending on the ISOs' requirements. These contracts are generally multi-year and priced by service on a per transaction basis. The ISOs act as a third-party sales group selling Global Payments-branded merchant acquiring services, with the majority of Global Payments' ISOs marketing direct merchant acquiring. Because Global Payments is a primary party to the merchant contract as a result of our bank sponsor relationship or card network membership, the full amount of fees collected from the merchant, net of interchange fees, is recorded as revenue. The excess of revenue earned over our cost to process the transaction plus the ISO contractual transaction fee is remitted to the ISO in the form of a residual payment on a monthly basis and is recorded in selling, general and administrative expenses.

Gaming. As part of our direct merchant service offering, we offer a comprehensive suite of cash access solutions to the gaming vertical market. These solutions include credit and debit card cash advance, both traditional and electronic check cashing and other services specific to this market. Our proprietary software platform allows casino patrons in the United States and Canada fast access to cash with high limits so that gaming establishments can increase the flow of money to their gaming floors and reduce risk. We derive revenue from our gaming services primarily based on a percentage of the transaction value.

Check Services. We also offer our merchant customers check verification and guarantee services. The majority of check services involve providing check guarantee services for checks received by merchants.  Under the guarantee service, when a merchant receives a check in payment for goods and services, the transaction is submitted to and analyzed by us. We either approve or decline the check for warranty coverage under our guarantee service.  If we approve the check for warranty coverage and the merchant accepts the check, the merchant will either deposit the check in its bank account or, as in the majority of instances, process it for settlement through our electronic check acceptance service.  When an approved check or electronic debit is returned unpaid by the merchant's bank, we pay the merchant the face value of the check and, as the assignee of the check, we pursue collection of the amount of the check from the checkwriter.  As a result, we bear the risk of loss if we are unable to collect the amount of the returned check from the checkwriter.  We earn a fee for each guaranteed check, which generally is determined as a percentage of the check amount.

Indirect Merchant Services. In the indirect merchant services channel, we provide merchant services to financial institutions and a limited number of ISOs.

Europe Segment

Europe segment revenues represented 22.2% of our total consolidated fiscal 2015 revenues. Our business in Europe is primarily located in the United Kingdom, the Republic of Ireland, Spain, the Republic of Malta, the Czech Republic and the Russian Federation. We have a direct sales force in the United Kingdom, Spain, the Republic of Malta and the Russian Federation through which we primarily sell our direct merchant acquiring services while leveraging our bank referral relationships. In the Czech Republic and the Russian Federation, we also provide indirect merchant acquiring services.

Asia-Pacific Segment

Asia-Pacific segment revenues represented 6.8% of our total consolidated fiscal 2015 revenues. Our Asia-Pacific region includes the following thirteen countries and territories: Australia, Brunei, China, Hong Kong, India, Macau, Malaysia, Maldives, New Zealand, the Philippines, Singapore, Sri Lanka and Taiwan. We have a direct sales force in the Asia-Pacific region through which we primarily sell our direct merchant acquiring services while leveraging our bank referral relationships.

Total revenues from our reportable segments were as follows (in thousands):

	Year Ended May 31,
	2015	2014	2013

North America	$1,968,890	$1,808,992	$1,705,675
Europe	615,966	587,463	522,593
Asia-Pacific	188,862	157,781	147,655
	$2,773,718	$2,554,236	$2,375,923

See "Note 14 - Segment Information" in the notes to our accompanying consolidated financial statements for information about each reportable segment's operating income and assets.

Our foreign operations subject us to various risks, including, without limitation, currency exchange risks and political, economic and regulatory risks. See "Item 1A - Risk Factors" in our Fiscal 2015 Annual Report for additional information about these risks.

Industry Overview

Competition

We are a leading merchant acquirer in the United States, where we compete primarily with Bank of America Merchant Services, LLC, a joint venture between First Data Corporation and Bank of America Corporation, Chase Paymentech Solutions, LLC, Elavon, Inc., a subsidiary of U.S. Bancorp, First Data Corporation, Heartland Payment Systems Inc., Vantiv Inc., and Wells Fargo Bank, N.A.

We have significant market share in Canada, where we compete primarily with Chase Paymentech Solutions, LLC, Moneris Solutions Corporation, and TD Bank N.A. Moneris Solutions Corporation is a joint venture between the Bank of Montreal and the Royal Bank of Canada.

In Europe and the Asia-Pacific region, financial institutions remain the primary providers of merchant acquiring payment services to merchants, although the outsourcing of these services to third-party service providers is becoming more prevalent. Merchant acquiring payment services have become increasingly complex, requiring significant capital commitments to develop, maintain and update the systems necessary to provide these advanced services at competitive prices.

In the United Kingdom, we believe we are third in market position compared to our primary competitors, WorldPay (UK) Limited and Barclays Bank PLC. In Spain, where we hold the leading market position, our primary competitors are Banco Bilbao Vizcaya Argentaria, S.A., Banco de Sabadell S.A. and Banco Santander S.A. In the Czech Republic, the Russian Federation and the Asia-Pacific region, our primary competitors include financial institutions that offer merchant acquiring services in those markets.

Emerging Trends

The payments industry continues to grow globally and as a result, several large merchant acquirers, including us, have expanded operations globally in the form of acquisitions and the creation of alliances and joint ventures. We believe that the electronic payment services industry will continue to consolidate as banks and independent processors that lack the necessary infrastructure look to exit the business.

We believe that payment technology transactions and services will continue to grow in the future and that an increasing percentage of these transactions will be processed through emerging technologies. We provide innovative technology-based solutions to help our merchants and partners simplify the payments process, regardless of the channel through which the transaction occurs. We have also launched a suite of security services that provide point-of-sale, point-to-point encryption, tokenization services, Payment Card Industry Data Security Standards (“PCI DSS”) merchant assistance, real-time fraud protection and other services to enhance and simplify security for all merchants and partners. We continue to expand our forms of payments acceptance supporting radio frequency identification for contactless payment cards and near-field communication enabled smartphones that contain mobile wallet software. This allows us to offer customers the ability to accept payments through mobile wallets or the ability for our customers to use a tablet or other mobile device as a point of sale terminal. As mobile payments continue to evolve, we intend to continue partnering and developing new services that will leverage the benefits that these new technologies can offer our customers.

We believe that new markets will continue to develop in areas that have been previously dominated by paper-based transactions.  We expect industries such as e-commerce, healthcare, education, government, recurring payments and business-to-business to continue to see transaction volumes migrate to more electronic-based settlement solutions.  We believe that the continued development of new services and the emergence of new vertical markets will be a factor in the growth of our business for the foreseeable future.

Strategy

We seek to leverage the adoption of, and transition to, card, electronic and digital-based payments by expanding share in our existing markets through our distribution channels and service innovation, as well as through acquisitions to improve our offerings and scale, while also seeking to enter new markets through acquisitions around the world. We intend to continue to invest in and leverage our technology infrastructure and our people to increase our penetration in existing markets.

Our objectives include the following:

•	Grow and control our direct distribution by adding new merchants and partners;

•	Deliver innovative services by developing value-added applications, enhancing existing services and developing new systems and services to blend technology with customer needs;

•	Leverage technology and operational advantages throughout our global footprint;

•	Continue to develop seamless multinational solutions for leading global customers;

•	Provide customer service at levels that exceed our competition, while investing in technology, training and enhancements to our service offerings; and

•
Pursue potential domestic and international acquisitions of, investments in, and alliances with companies that have high growth potential, significant market presence or key technological capabilities.

Competitive Strengths

We believe that our competitive strengths include the following:

•
Global Footprint and Distribution - Our worldwide presence allows us to focus our investments on markets with promising GDP fundamentals and favorable secular trends, makes us more attractive to merchants with international operations, and exposes us to emerging innovations that we can adopt globally, while diversifying our economic risk.

•
Scalable Operating Environment and Technology Infrastructure - We operate our company as a single, unified international organization, with a multi-channel, global technology infrastructure which provides scalable and innovative service offerings and a consistent service experience to our merchants and partners worldwide, while also driving sustainable operating efficiencies.

•
Strong, Long-lasting Partner Relationships - We have established strong, long-lasting relationships with many financial institutions, enterprise software providers, value-added resellers and other technology-based payment service providers, which facilitate lead generation and enable us to deliver a diverse solutions set to our merchant customers.

•
Disciplined Acquisition Approach - Our proven track record for selectively and successfully completing and integrating acquisitions in existing and new markets positions us well for future growth and as an attractive partner for potential acquisition targets.

Safeguarding Our Business

Privacy and security are central to our service. We work with information security and forensics firms and employ advanced technologies to investigate and address issues related to processing system security. We also work with industry third parties, regulators and law enforcement to resolve security incidents and assist in efforts to prevent unauthorized access to our processing system.

Employees and Labor

As of May 31, 2015, we had 4,438 employees many of whom are highly skilled in technical areas specific to electronic transaction payment services. We believe that our current and future operations depend substantially on retaining our key employees.

Regulation

Various aspects of our business are subject to regulation and supervision under federal, state and local laws in the United States, as well as foreign laws, regulations and rules. In addition, we are subject to rules promulgated by the various payment networks, including Visa, MasterCard, Discover, American Express, UPI and Interac; the Payment Services Directive in Europe; as well as a variety of other regulations, including escheat laws and applicable privacy and information security regulations. In addition, because we provide data processing services to banks and other financial institutions, we are subject to examination by the Federal Financial Institutions Examination Council (the "FFIEC"). Set forth below is a brief summary of some of the significant laws and regulations that apply to us. These descriptions are not exhaustive, and these laws, regulations and rules frequently change.

Dodd-Frank Act

The Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010 (the "Dodd-Frank Act"), which was signed into law in the United States in July 2010, resulted in significant structural and other changes to the regulation of the financial services industry. The Dodd-Frank Act directed the Board of Governors of the Federal Reserve (the "Federal Reserve Board") to regulate the debit interchange transaction fees that a card issuer or payment card network receives or charges for an electronic debit transaction.  Pursuant to the so-called "Durbin Amendment" to the Dodd-Frank Act, these fees must be "reasonable and proportional" to the cost incurred by the card issuer in authorizing, clearing and settling the transaction. Pursuant to regulations promulgated by the Federal Reserve Board, debit interchange rates for card issuers with assets of $10 billion or more are capped at $0.21 per transaction and an ad valorem component of 5 basis points to reflect a portion of the issuer's fraud losses plus, for qualifying issuers, an additional $0.01 per transaction in debit interchange for fraud prevention costs. The cap on interchange fees has not had a material direct effect on the Company’s results of operations.

In addition, the Dodd-Frank Act limits the ability of payment card networks to impose certain restrictions. First, it allows merchants to set minimum dollar amounts (not to exceed $10) for the acceptance of a credit card (and allows federal governmental entities and institutions of higher education to set maximum amounts for the acceptance of credit cards). Second, it allows merchants to provide discounts or incentives to encourage consumers to pay with cash, checks, debit cards or credit cards.

The rules also contain prohibitions on network exclusivity and merchant routing restrictions that require a card issuer to enable at least two unaffiliated networks on each debit card, prohibit card networks from entering into exclusivity arrangements and restrict the ability of issuers or networks to mandate transaction routing requirements. We do not expect the prohibition on network exclusivity to significantly preclude our ability to pass on network fees and other costs to our customers.

The Dodd-Frank Act also created the Financial Stability Oversight Council (the "FSOC"), which was established to, among other things, identify risks to the stability of the U.S. financial system.  The FSOC has the authority to require supervision and regulation of nonbank financial companies that the FSOC determines pose a systemic risk to the U.S. financial system. The Company may be subject to additional systemic risk-related oversight.

Payment Network Rules

We are subject to the rules of MasterCard, Visa, Discover, UPI, Interac and other payment networks. In order to provide our transaction processing services, several of our subsidiaries are registered with MasterCard and Visa as service providers for member institutions and with other networks. Accordingly, we are subject to card association and network rules that could subject us to a variety of fines or penalties that may be levied by the card networks for certain acts or omissions.

Banking Laws and Regulations

The FFIEC is an interagency body comprised of the federal bank and credit union regulators such as the Federal Reserve Board, the Federal Deposit Insurance Corporation, the National Credit Union Administration, the Office of the Comptroller of the Currency and the Bureau of Consumer Financial Protection. The FFIEC examines large data processors in order to identify and mitigate risks associated with systemically significant service providers, including specifically the risks they may pose to the banking industry. In addition, we are subject to Directive 2007/64/EC in the European Union (the "Payment Services Directive"), which was implemented in most European Union member states through national legislation. As a result of this legislation, we are subject to regulation and oversight in certain European Union member nations, including the requirement that we maintain specified regulatory capital; however, these regulatory capital requirements are generally insignificant to our total assets and total equity and have no material effect on our liquidity.

Privacy and Information Security Laws

We provide services that may be subject to various state, federal and foreign privacy laws and regulations. These laws and regulations include the federal Gramm-Leach-Bliley Act of 1999, which applies to a broad range of financial institutions and to companies that provide services to financial institutions in the United States, including the check and gaming portion of our business. We are also subject to a variety of foreign data protection and privacy laws, including, without limitation, Directive 95/46/EC, as implemented in each member state of the European Union.  Among other things, these foreign and domestic laws, and their implementing regulations, in certain cases restrict the collection, processing, storage, use and disclosure of personal information, require notice to individuals of privacy practices, and provide individuals with certain rights to prevent use and disclosure of protected information.  These laws also impose requirements for safeguarding and removal or elimination of personal information.

Anti-Money Laundering and Counter Terrorist Requirements

In many countries, we are legally or contractually required to comply with anti-money laundering laws and regulations, such as, in the United States, the Bank Secrecy Act, as amended by the USA PATRIOT Act of 2001 (collectively, the "BSA"), and the BSA implementing regulations of the Financial Crimes Enforcement Network ("FinCEN'), a bureau of the U.S. Department of the Treasury. A variety of similar anti-money laundering requirements apply in other countries. In some countries, we are directly subject to these requirements; in other countries, we have contractually agreed to assist our sponsor banks with their obligation to comply with anti-money laundering requirements that apply to them. These laws typically require organizations to:

•	establish and audit anti-money laundering programs;

•	establish procedures for obtaining and verifying customer information;

•	file reports on large cash transactions; and

•	file suspicious activity reports if the financial institution believes a customer may be violating U.S. laws and regulations.

Regulations issued by the Office of Foreign Assets Control ("OFAC") of the U.S. Department of Treasury place prohibitions and restrictions on all U.S. citizens and entities, including the Company, with respect to transactions by U.S. persons with specified countries and individuals and entities identified on OFAC's Specially Designated Nationals list (for example, individuals and companies owned or controlled by, or acting for or on behalf of, countries subject to certain economic and trade sanctions, as well as terrorists, terrorist organizations and narcotics traffickers identified by OFAC under programs that are not country specific).  Similar requirements apply to transactions and dealings with persons and entities specified in lists maintained in other countries. We have developed procedures and controls that are designed to monitor and address legal and regulatory requirements and developments and that allow our customers to protect against having direct business dealings with such prohibited countries, individuals or entities.

Debt Collection Laws

The check and gaming portion of our business is subject to the Fair Debt Collection Practices Act and similar state laws in connection with our check guarantee and recovery services, which guarantee the payment of checks or collection of returned checks on behalf of certain merchants. These laws are designed to eliminate abusive, deceptive and unfair debt collection practices and require licensing at the state level. We have procedures in place to comply with the requirements of these laws and are licensed in a number of states in order to engage in collection in those states.

Escheat Laws

We are subject to unclaimed or abandoned property laws in the United States and in foreign countries that require us to transfer to certain government authorities the unclaimed property of others that we hold when that property has been unclaimed for a certain period of time.  Moreover, we are subject to audit by state regulatory authorities with regard to our escheatment practices.

Foreign Laws and Regulations

We are subject to foreign laws and regulations that affect the electronic payments industry in each of the foreign countries in which we operate. Some of these countries, such as the Russian Federation and Spain, have undergone significant political, economic and social change in recent years. In these countries, there is a greater risk of new, unforeseen changes that could result from, among other things, instability or changes in a country’s or region’s economic conditions; changes in laws or regulations or in the interpretation of existing laws or regulations, whether caused by a change in government or otherwise; increased difficulty of conducting business in a country or region due to actual or potential political or military conflict; or action by the European Union or the United States, Canada or other governments that may restrict our ability to transact business in a foreign country or with certain foreign individuals or entities, such as sanctions by or against the Russian Federation.

Where to Find More Information

We file annual and quarterly reports, proxy statements and other information with the U.S. Securities and Exchange Commission (the "SEC"). You may read and print materials that we have filed with the SEC from its website at www.sec.gov. In addition, certain of our SEC filings, including our annual reports on Form 10-K, our quarterly reports on Form 10-Q, our current reports on Form 8-K and amendments to them can be viewed and printed from the investor relations section of our website at www.globalpaymentsinc.com free of charge. Certain materials relating to our corporate governance, including our codes of ethics applicable to our directors, senior financial officers and other employees, are also available in the investor relations section of our website. Copies of our filings, specified exhibits and corporate governance materials are also available, free of charge, by writing us using the address on the cover of the Fiscal 2015 Annual Report. You may also telephone our investor relations office directly at (770) 829-8234. We are not including the information on our website as a part of, or incorporating it by reference into, this filing.

Our SEC filings may also be viewed and copied at the following SEC public reference room and at the offices of the New York Stock Exchange, where our common stock is quoted under the symbol "GPN".

SEC Public Reference Room
100 F Street, N.E.
Washington, DC 20549
(You may call the SEC at 1-800-SEC-0330 for further information on the public reference room.)

NYSE Euronext
20 Broad Street
New York, NY 10005

ITEM 6 - SELECTED FINANCIAL DATA

You should read the selected financial data set forth below in conjunction with "Item 7 ‑ Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Item 8 ‑ Financial Statements and Supplementary Data" included elsewhere in this Exhibit 99.1. The income statement data for the years ended May 31, 2015, 2014, and 2013 and the balance sheet data as of May 31, 2015 and 2014 are derived from the audited consolidated financial statements included elsewhere in this Exhibit 99.1. The income statement data for fiscal years 2012 and 2011 and the balance sheet data as of May 31, 2013 and 2012 were derived from consolidated financial statements included in our Annual Report on Form 10-K for the year ended May 31, 2013. The balance sheet data as of May 31, 2011 was derived from audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended May 31, 2012. Amounts related to our discontinued operations in our statements of income for fiscal year 2011 were reclassified in fiscal year 2012 to conform to the current presentation. The financial data reflect the retrospective effects of the Stock Split and the adoption of the accounting standards updates as discussed in the Explanatory Note above.

	Year Ended May 31,
	2015	2014	2013	2012	2011

	(in thousands, except per share data)
Income statement data:
Revenues	$2,773,718	$2,554,236	$2,375,923	$2,203,847	$1,859,802
Operating income	456,597	405,499	357,213	307,349	331,594
Net income	309,115	269,952	238,713	217,566	229,131
Net income attributable to Global Payments	278,040	245,286	216,125	188,161	209,238

Per share data:
Basic earnings per share	$2.07	$1.70	$1.39	$1.19	$1.31
Diluted earnings per share	2.06	1.69	1.38	1.18	1.30
Dividends per share	0.04	0.04	0.04	0.04	0.04

Balance sheet data (at year end):
Total assets	$5,779,301	$4,002,527	$3,114,025	$2,665,678	$3,348,720
Short-term lines of credit	592,629	440,128	187,461	215,391	270,745
Long-term debt (1)	1,740,067	1,390,507	960,749	312,953	353,904
Total equity	863,553	1,132,799	1,286,607	1,445,343	1,471,675

(1) Long-term debt has been adjusted to reflect the adoption of Accounting Standards Update 2015-03 and 2015-15 as discussed in "Note 1 - Summary of Significant Accounting Policies" in the notes to the accompanying consolidated financial statements.

Operating income, net income, net income attributable to Global Payments and basic and diluted earnings per share in the table above include the effects of a processing system intrusion credit of $7.0 million (pre-tax) during the year ended May 31, 2014 and charges of $36.8 million (pre-tax) and $84.4 million (pre-tax) for the years ended May 31, 2013 and 2012, respectively.

ITEM 7 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis contains forward-looking statements about our plans and expectations of what may happen in the future. Forward-looking statements are based on a number of assumptions and estimates that are inherently subject to significant risks and uncertainties, and our results could differ materially from the results anticipated by our forward-looking statements as a result of many known and unknown factors, including but not limited to those discussed in "Item 1A - Risk Factors" of our Annual Report on Form 10-K for the year ended May 31, 2015. See "Cautionary Notice Regarding Forward-Looking Statements" located in "Item 1 - Business."

You should read the following discussion and analysis in conjunction with "Item 6 - Selected Financial Data" and "Item 8 - Financial Statements and Supplementary Data" appearing elsewhere in this Exhibit 99.1.

General

We are a leading worldwide provider of payment technology services delivering innovative solutions to our customers. Our partnerships, technologies and employee expertise enable us to provide a broad range of services that allow our customers to accept various payment types. We distribute our services across a variety of channels to merchants and partners in 29 countries throughout North America, Europe, the Asia-Pacific region and Brazil. We provide payment and digital commerce solutions and operate in three reportable segments: North America, Europe and Asia-Pacific. Due to international investment and a realigned management structure, commencing at the beginning of the fiscal year ending May 31, 2016, or fiscal 2016, and retrospectively presented herein, we have replaced our former International merchant services segment with two reportable operating segments: Europe and Asia-Pacific.

We were incorporated in Georgia as Global Payments Inc. in 2000 and spun-off from our former parent company in 2001. Including our time as part of our former parent company, we have been in the payments business since 1967. Global Payments Inc. and its consolidated subsidiaries are referred to collectively as "Global Payments," the "Company," "we," "our" or "us," unless the context requires otherwise.

We target customers in many industries including financial services, gaming, government, health care, professional services, restaurants, retail, universities, not-for-profit organizations and utilities.

Our offerings enable merchants to accept card, electronic, check and digital-based payments at the point of sale. Our primary business model provides payment services directly to merchants as our customers. We also provide similar services to financial institutions and a limited number of ISOs that, in turn, resell our services, in which case the financial institutions and select ISOs are our customers. These particular services are marketed in the United States, Canada and parts of Europe.

The majority of merchant services revenue is generated on services priced as a percentage of transaction value or a specified fee per transaction, depending on card type. We also charge other fees based on specific services that are unrelated to the number of transactions or the transaction value.

Our services are marketed through a variety of sales channels that include a direct sales force, trade associations, agent and enterprise software providers and referral arrangements with value-added resellers, ISOs, as well as proprietary telesales groups. We seek to leverage the continued shift to electronic payments by expanding market share in our existing markets through our distribution channels or through acquisitions in North America, the Asia-Pacific region and Europe, and investing in and leveraging technology and people, thereby maximizing shareholder value. We also seek to enter new markets through acquisitions in Europe, the Asia-Pacific region and the Latin America region.

Our business does not have pronounced seasonality in which more than 30% of our revenues occur in one fiscal quarter. However, each geographic channel has somewhat higher and lower quarters given the nature of the portfolio. While there is some variation in seasonality across markets, the first and fourth fiscal quarters are generally the strongest, and the third fiscal quarter tends to be the weakest due to lower volumes processed in the months of January and February.

Executive Overview

In fiscal 2015, revenues increased 8.6% to $2,773.7 million from $2,554.2 million in fiscal 2014, reflecting growth in most of our markets despite the unfavorable effect of currency fluctuations.

Consolidated operating income was $456.6 million for fiscal 2015 compared to $405.5 million for fiscal 2014. Net income attributable to Global Payments increased $32.8 million, or 13.4%, to $278.0 million in fiscal 2015 from $245.3 million in the prior year. Diluted earnings per share increased $0.37 to $2.06 in fiscal 2015 from $1.69 in fiscal 2014.

North America segment revenues increased $159.9 million, or 8.8%, to $1,968.9 million in fiscal 2015 from $1,809.0 million in fiscal 2014. North America segment operating income increased to $293.1 million in fiscal 2015 from $272.3 million in fiscal 2014, with operating margins of 14.9% and 15.0% for fiscal 2015 and 2014, respectively. The growth in the North America segment was primarily due to growth in our U.S. direct distribution channels, including our integrated solutions business, which also reflects the addition of Payment Processing, Inc. ("PayPros"), partially offset by unfavorable effects of currency fluctuations in Canada.

Europe segment revenues increased $28.5 million, or 4.9%, to $616.0 million in fiscal 2015 from $587.5 million in fiscal 2014. Europe segment operating income increased to $240.0 million in fiscal 2015 from $209.3 million in fiscal 2014, with operating margins of 39.0% and 35.6% for fiscal 2015 and 2014, respectively. Revenue growth in Europe was driven primarily by card transaction and volume growth, partially offset by the unfavorable effect of currency fluctuations.

Asia-Pacific revenues increased $31.1 million, or 19.7%, to $188.9 million in fiscal 2015 from $157.8 million in fiscal 2014. Asia-Pacific segment operating income increased to $39.7 million in fiscal 2015 from $30.8 million in fiscal 2014, with operating margins of 21.0% and 19.5% for fiscal 2015 and 2014, respectively. Asia-Pacific segment revenue growth was primarily due to the acquisition of Ezi Holdings Pty Ltd ("Ezidebit"), as described below.

On October 10, 2014, we completed the acquisition of Ezidebit for AUD302.6 million in cash ($266.0 million equivalent as of the acquisition date). This acquisition was funded by a combination of cash on hand and borrowings on our revolving credit facility. Ezidebit is a leading integrated payments company focused on recurring payments verticals in Australia and New Zealand. Ezidebit markets its services through a network of integrated software vendors and direct channels to numerous vertical markets. We acquired Ezidebit to establish a direct distribution channel in Australia and New Zealand and to further enhance our existing integrated solutions offerings.

On March 25, 2015, we acquired approximately 95% of the outstanding shares of Pay and Shop Limited for €110.2 million in cash ($118.9 million equivalent as of the acquisition date) funded by borrowings on our revolving credit facility. Pay and Shop Limited, which does business as Realex Payments, is a leading European online payment gateway technology provider based in Dublin, Ireland. This transaction furthers our strategy to provide omni-channel solutions that combine gateway services, payment service provisioning and merchant acquiring across Europe.

On September 30, 2014, we entered into an asset purchase agreement with Certegy Check Services, Inc., a wholly-owned subsidiary of Fidelity National Information Services, Inc. ("FIS"), to acquire substantially all of the assets of its gaming business related to licensed gaming operators (the "FIS Gaming Business"). On June 1, 2015, after the end of fiscal 2015, we completed the acquisition, which includes approximately 260 gaming client locations, for $237.5 million in cash, funded from borrowings on our revolving credit facility and cash on hand. We acquired the FIS Gaming Business to expand our direct distribution and service offerings in the gaming industry.

On December 17, 2014, we announced an agreement with Bank of the Philippine Islands ("BPI") to provide merchant acquiring and payment services in the Philippines. We believe this arrangement will enable us to expand our direct distribution in the Philippines, further leverage our technological strengths and provide superior product and service offerings to customers in the Philippines. Under this arrangement, BPI will contribute its existing merchant acquiring business to our subsidiary in the Philippines, Global Payments Asia-Pacific Philippines Incorporated ("GP Philippines"), in return for a 49% ownership interest in GP Philippines and a cash payment of $3.6 million. We will retain a controlling 51% interest in GP Philippines. We expect the acquisition to close late in the first quarter of fiscal 2016, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

On July 27, 2015, we announced an agreement with CaixaBank, S.A. ("CaixaBank") and Erste Group Bank AG (“Erste Group”) to form a venture to provide merchant acquiring and payment services in three core Central and Eastern Europe locations: the Czech Republic, the Slovak Republic and Romania. As part of the agreement, Global Payments and CaixaBank will form an entity, of which Global Payments will have a 51 percent majority interest. This newly formed entity will pay €30 million ($33 million equivalent as of the agreement date) in cash to acquire a 51 percent majority ownership in the venture with Erste Group, which will contribute its existing merchant acquiring businesses in each of the three countries to the venture and hold a 49 percent interest. The transaction is expected to close in the second half of fiscal 2016, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

See "Note 3 - Business and Intangible Asset Acquisitions and Joint Ventures" in the notes to the accompanying consolidated financial statements for further discussion of these acquisitions.

Results of Operations

Revenues

The majority of merchant services revenue is generated by services priced as a percentage of transaction value or a specified fee per transaction, depending on card type. We also charge other fees based on specific services that are unrelated to the number or value of transactions. These revenues depend upon a number of factors, such as demand for and price of our services, the technological competitiveness of our offerings, our reputation for providing timely and reliable service, competition within our industry and general economic conditions.

In direct merchant acquiring, we provide payment services to merchants and fund settlement either directly, in markets where we have direct membership with the payment networks, or through our relationship with a member bank in markets where we are sponsored. Revenues for direct merchant services are recognized in the amount of merchant billing net of interchange. We market our direct merchant services through a variety of sales channels, including a direct sales force, trade associations, agent and enterprise software providers and referral arrangements with value-added resellers, which we generally refer to as "direct distribution." We also sell through our ISO channel, in which case, the ISO receives a share of the merchant profitability in the form of a monthly residual payment, which is reflected as a component of selling, general and administrative expense.

In indirect merchant acquiring, the partner, typically a financial institution or an ISO, is our customer. We provide payment services to the indirect customer's merchants, but do not provide sponsorship or funds settlement. We bill the indirect customer fees for transactions and various other services, which are recognized as revenue.

Operating Expenses

Cost of Service

Cost of service consists primarily of salaries, wages and related expenses paid to operations and technology-related personnel, including those who monitor our transaction processing systems and settlement functions; assessments and other fees paid to card networks; the cost of transaction processing systems, including third-party services; the cost of network telecommunications capability; depreciation and occupancy costs associated with the facilities performing these functions; amortization of intangible assets and provisions for operating losses.

Selling, General and Administrative Expenses

Selling, general and administrative expenses consist primarily of commissions paid to ISOs, independent contractors and other third parties; salaries, wages and related expenses paid to sales personnel, non-revenue producing customer support functions, administrative employees and management; other selling expenses; occupancy costs of leased space directly related to these functions; share-based compensation expense and advertising costs.

Operating Income and Operating Margin

For the purpose of discussing segment operations, we refer to "operating income," which is calculated by subtracting segment direct expenses from segment revenues. Overhead and shared expenses, including share-based compensation, are not allocated to segment operations; they are reported in the caption "Corporate." Similarly, we refer to "operating margin" regarding segment operations, which is calculated by dividing segment operating income by segment revenues.

Fiscal Year Ended May 31, 2015 Compared to Fiscal Year Ended May 31, 2014

The following table sets forth key selected financial data for the years ended May 31, 2015 and 2014, this data as a percentage of total revenues, and the changes between fiscal years in dollars and as a percentage of fiscal 2014.

(dollar amounts in thousands)	2015	% of Revenue(1)	2014	% of Revenue(1)	Change	% Change
Revenues:
North America	$1,968,890	71.0%	$1,808,992	70.8%	$159,898	8.8%
Europe	615,966	22.2%	587,463	23.0%	28,503	4.9%
Asia-Pacific	188,862	6.8%	157,781	6.2%	31,081	19.7%
Total revenues	$2,773,718	100%	$2,554,236	100%	$219,482	8.6%

Consolidated operating expenses:
Cost of service	$1,022,107	36.8%	$952,225	37.3%	$69,882	7.3%
Selling, general and administrative	1,295,014	46.7%	1,203,512	47.1%	91,502	7.6%
Processing system intrusion	—	—%	(7,000)	(0.3)%	7,000	(100.0)%
Operating expenses	$2,317,121	83.5%	$2,148,737	84.1%	$168,384	7.8%

Operating income (loss):
North America	$293,139		$272,251		$20,888	7.7%
Europe	240,014		209,334		30,680	14.7%
Asia-Pacific	39,697		30,845		8,852	28.7%
Corporate(2)	(116,253)		(106,931)		(9,322)	8.7%
Operating income	$456,597		$405,499		$51,098	12.6%

Operating margin:
North America	14.9%		15.0%		(0.1)%
Europe	39.0%		35.6%		3.4%
Asia-Pacific	21.0%		19.5%		1.5%

(1) Percentage amounts may not sum to the total due to rounding.
(2) Includes a processing system intrusion credit of $7.0 million in fiscal 2014.

Revenues

For fiscal 2015 revenues increased 8.6% to $2,773.7 million compared to the prior year, reflecting growth in most of our markets, partially offset by the unfavorable effect of fluctuations in foreign currency exchange rates. For the year ended May 31, 2015, currency exchange rate fluctuations decreased our revenues by $78.4 million compared to the prior year, calculated by converting fiscal 2015 revenues in local currency using fiscal 2014 exchange rates.

North America Segment. For fiscal 2015, revenues from our North America segment increased 8.8% to $1,968.9 million compared to the prior year despite the effect of the unfavorable effect of currency fluctuations in Canada. U.S. revenue growth was driven by growth in our direct distribution channels, including our integrated solutions business, which also reflects the addition of PayPros.

For fiscal 2015, Canada revenues decreased 2.3% to $313.0 million due to the unfavorable effect of changes in exchange rates, which outweighed revenue growth achieved in local currency resulting from stable business performance and selective pricing initiatives.

Europe Segment. For fiscal 2015, Europe segment revenues increased $28.5 million, or 4.9%, to $616.0 million compared to the prior year. The increase reflects growth in local currencies primarily due to growth in the number of card transactions and volume growth, partially offset by the unfavorable effect of currency fluctuations of $50.7 million.

Asia-Pacific Segment. For fiscal 2015, Asia-Pacific segment revenues increased $31.1 million, or 19.7%, to $188.9 million compared to the prior year primarily due to the acquisition of Ezidebit.

Operating Expenses

Cost of Service. Cost of service increased 7.3% during fiscal 2015 compared to the prior year. As a percentage of revenues, cost of service decreased to 36.8% for fiscal year 2015 compared to 37.3% in the prior year. The increase in cost of service for fiscal 2015 was driven primarily by an increase in the variable costs associated with revenue growth and additional intangible asset amortization and other incremental cost of service associated with our acquisitions of PayPros and Ezidebit, partially offset by favorable effects of changes in exchange rates.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 7.6% during fiscal 2015 compared to the prior year. As a percentage of revenues, selling, general and administrative expenses decreased to 46.7% for fiscal year 2015 from 47.1% in the prior year. The increase in selling, general and administrative expenses for fiscal 2015 was primarily due to an increase in commission payments to third-party sales partners and incremental costs related to our acquisitions of PayPros and Ezidebit.

Processing System Intrusion. In March 2012, we self-reported unauthorized access into a limited portion of our North America card processing system and potential unauthorized access to servers containing personal information collected from U.S. merchants who applied for processing services. During fiscal 2014, we recorded a credit of $7.0 million for insurance recoveries related to the processing system intrusion.

Operating Income and Operating Margin for Segments

North America Segment. Operating income in North America segment increased 7.7% to $293.1 million for fiscal 2015 compared to the prior year despite the effect of unfavorable currency fluctuations in Canada. The increase in operating income was primarily due to growth in our U.S. direct distribution channels, including the addition of PayPros to our integrated solutions business, partially offset by intangible asset amortization and other incremental operating costs associated with PayPros and the unfavorable effect of exchange rate fluctuations in Canada. The operating margin was 14.9% and 15.0% for the fiscal years 2015 and 2014, respectively.

Europe Segment. Operating income in our Europe segment increased by 14.7% to $240.0 million for fiscal 2015 compared to the prior year due to the effects of the revenue growth, in spite of the unfavorable effect of currency fluctuations of $13.9 million. The operating margin improved 3.4% to 39.0% for fiscal 2015 compared to the prior year.

Asia-Pacific Segment. Operating income in our Asia-Pacific segment increased 28.7% to $39.7 million for fiscal 2015 compared to the prior year. The operating margin increased to 21.0% for fiscal 2015 compared to 19.5% for the prior year. The increase in operating income and improvement in operating margin for the Asia-Pacific segment were largely due to our acquisition of Ezidebit.

Corporate. Corporate expenses increased 8.7% to $116.3 million for fiscal 2015 compared to the prior year primarily due to settlement of a legal claim in Europe during fiscal 2015 and a credit of $7.0 million associated with the processing system intrusion recorded in fiscal 2014.

Operating Income

During fiscal 2015, our consolidated operating income increased 12.6% to $456.6 million from $405.5 million in the prior year. The increase was primarily due to revenue growth in all reportable segments partially offset by higher variable costs of services associated with revenue growth, higher intangible asset amortization and other incremental operating costs associated with PayPros and Ezidebit and the unfavorable effect of exchange rate fluctuations. Operating income for fiscal 2014 also reflects the effect of the processing system intrusion credit of $7.0 million.

Other Income/Expense, Net

Other expense, net, increased to $39.5 million for fiscal 2015 compared to $28.1 million in the prior year. The increase is primarily due to a $10.5 million increase in interest expense on our long-term debt and other credit facilities, resulting from an increase in average balances outstanding under those debt facilities, and an increase in equity method losses on investments in unconsolidated entities, partially offset by a reversal of interest expense of $3.6 million that had been accrued related to an unrecognized tax benefit. As of May 31, 2015, we eliminated the liability for an unrecognized tax benefit and reduced Interest and other expense in the year ended May 31, 2015 in our accompanying consolidated statement of income. See "Note 8 - Income Tax" in the notes to the accompanying consolidated financial statements for further discussion.

During fiscal 2014, we recorded a loss on extinguishment of debt of $2.1 million in connection with the refinancing of our term loan and revolving credit facilities. In addition, during fiscal 2014, we made a final dividend payment to HSBC Asia in the amount of $3.3 million related to a redeemable noncontrolling interest that HSBC Asia held in Global Payments Asia-Pacific. The dividend was reflected as interest expense in our consolidated statements of income. See "Note 3 - Business and Intangible Asset Acquisitions and Joint Ventures-Redeemable Noncontrolling Interest Acquisition" in the notes to the accompanying consolidated financial statements for further discussion.

During fiscal 2014, we recorded a $2.1 million gain in connection with the sale of 50% of our subsidiary in Brazil. See "Note 3 - Business and Intangible Asset Acquisitions and Joint Ventures-Comercia Global Payments Brazil" in the notes to the accompanying consolidated financial statements for further discussion.

Provision for Income Taxes

Our effective tax rates were 25.9% and 28.5% for fiscal 2015 and 2014, respectively. The effective tax rate for fiscal year 2014 reflects the reduction to the carrying amount of certain U.K. deferred tax assets due to enacted corporate tax rate reductions in the United Kingdom of 3 percentage points. Our effective tax rate differs from the U.S. statutory rate primarily due to income generated in international jurisdictions with lower tax rates.

Noncontrolling Interests, Net of Tax

Noncontrolling interests, net of tax increased to $31.1 million for fiscal 2015 compared to $24.7 million in the prior year. The increase is due primarily to income growth in Spain conducted through Comercia Global Payments, of which we own a controlling 51% interest.

Fiscal Year Ended May 31, 2014 Compared to Fiscal Year Ended May 31, 2013

The following table shows key selected financial data for the years ended May 31, 2014 and 2013, this data as a percentage of total revenues, and the changes between fiscal years in dollars and as a percentage of fiscal 2013.

(dollar amounts in thousands)	2014	% of Revenue (1)	2013	% of Revenue (1)	Change	% Change
Revenues:
North America	$1,808,992	70.8%	$1,705,675	71.8%	$103,317	6.1%
Europe	587,463	23.0%	522,593	22.0%	64,870	12.4%
Asia-Pacific	157,781	6.2%	147,655	6.2%	10,126	6.9%
Total revenues	$2,554,236	100.0%	$2,375,923	100.0%	$178,313	7.5%

Consolidated operating expenses:
Cost of service	$952,225	37.3%	$862,075	36.3%	$90,150	10.5%
Selling, general and administrative	1,203,512	47.1%	1,119,860	47.1%	83,652	7.5%
Processing system intrusion	(7,000)	(0.3)%	36,775	1.5%	(43,775)	(119.0)%
Operating expenses	$2,148,737	84.1%	$2,018,710	85.0%	$130,027	6.4%

Operating income (loss):
North America	$272,251		$258,910		$13,341	5.2%
Europe	209,334		179,570		29,764	16.6%
Asia-Pacific	30,845		31,672		(827)	(2.6)%
Corporate(2)	(106,931)		(112,939)		6,008	(5.3)%
Operating income	$405,499		$357,213		$48,286	13.5%

Operating margin:
North America	15.0%		15.2%		(0.2)%
Europe	35.6%		34.4%		1.2%
Asia-Pacific	19.5%		21.5%		(2.0)%

(1) Percentage amounts may not sum to the total due to rounding.
(2) Includes a processing system intrusion credit of $7.0 million in fiscal 2014 and a charge of $36.8 million in fiscal 2013.

Revenues

For fiscal 2014, revenues increased 7.5% to $2,554.2 million compared to the prior year, reflecting growth in all of our markets. Our revenues were affected by fluctuations in foreign currency exchange rates. For fiscal 2014, currency exchange rate fluctuations decreased our revenues by $10.8 million compared to the prior year, calculated by converting fiscal 2014 revenues in local currency using fiscal 2013 rates.

North America Segment. For fiscal 2014, revenues from our North America segment increased 6.1% to $1,809.0 million compared to the prior year. North America segment revenue growth was driven by our U.S. direct distribution channels, including PayPros, as well as our ISO channels and growth in Canada. We grew our U.S. revenues primarily by adding small and mid-market merchants in diversified vertical markets. For fiscal 2014, our U.S. credit and debit card processed transactions grew 6.6% compared to the prior year, excluding the effect of PayPros.

For fiscal 2014, our Canadian revenues increased 3.0% to $320.3 million primarily due to credit card transaction growth and assessment-based pricing changes, partially offset by unfavorable changes in exchange rates. For fiscal 2014, our total Canadian transactions grew 2.5% compared to the prior year, including 4.6% growth in credit card transactions.

Europe Segment. For fiscal 2014, Europe segment revenues increased $64.9 million, or 12.4%, to $587.5 million compared to the prior year driven primarily by transaction growth in all markets and by the favorable effect of currency fluctuations of approximately $11.0 million.

Asia-Pacific Segment. Asia-Pacific segment revenues for fiscal 2014 increased $10.1 million, or 6.9%, to $157.8 million compared to the prior year due to pricing increases and new assessments.

Operating Expenses

Cost of Service. Cost of service increased 10.5% during fiscal 2014 compared to the prior year, driven primarily by an increase in the variable costs associated with revenue growth and an increase in amortization expense associated with our acquisitions of Accelerated Payment Technologies ("APT") and PayPros. As a percentage of revenues, cost of service increased to 37.3% for fiscal year 2014 from 36.3% in the prior year.

Selling, General and Administrative Expenses. Selling, general and administrative expenses increased 7.5% during fiscal 2014 compared to the prior year primarily due to an increase in commission payments to ISOs, incremental costs related to our acquisitions of APT and PayPros, acceleration of equity awards and other costs associated with the retirement of our former chairman and chief executive officer and charges related to employee termination benefits. As a percentage of revenues, selling, general and administrative expenses remained unchanged at 47.1% for fiscal 2014 compared to fiscal 2013.

Processing System Intrusion. During fiscal 2014, we recorded a credit of $7.0 million related to insurance recoveries associated with the processing system intrusion described above, and during fiscal 2013, we recorded a $36.8 million charge related to the incident.

Operating Income and Operating Margin for Segments

North America Segment. Operating income in the North America segment increased 5.2% to $272.3 million for fiscal 2014 compared to the prior year. The increase in operating income was primarily due to the increases in transactions and volume in our U.S. direct distribution channels, as well as growth in Canada. This increase was partially offset by amortization and other incremental costs associated with our acquisitions of APT and PayPros and unfavorable changes in exchange rates in Canada. The operating margin was 15.0% and 15.2% for the fiscal years 2014 and 2013, respectively.

Europe Segment. Operating income in the Europe segment increased 16.6% to $209.3 million for fiscal 2014 compared to the prior year due to the effects of revenue growth. Operating margin increased to 35.6% in fiscal 2014 from 34.4% in the prior year.

Asia-Pacific Segment. Operating income in the Asia-Pacific segment decreased $0.8 million, or 2.6%, to $30.8 million for fiscal 2014 compared to the prior year and operating margin decreased to 19.5% in fiscal 2014 from 21.5% in the prior year. The decrease in operating income and operating margin was due to the effects of revenue growth, which were offset by higher operating costs of $11.0 million.

Corporate. Our corporate expenses decreased 5.3% to $106.9 million for fiscal 2014 compared to the prior year primarily due to a decrease in costs associated with the processing system intrusion partially offset by higher data security expenses and share-based compensation expense. Corporate operating expenses includes a processing system intrusion credit of $7.0 million for fiscal 2014 and a charge of $36.8 million for fiscal 2013.

Operating Income

During fiscal 2014, our consolidated operating income increased 13.5% to $405.5 million from $357.2 million in the prior year. The increase was primarily due to revenue growth offset by higher variable costs of services associated with revenue growth, higher amortization and other incremental costs associated with acquisitions, higher data security expenses and acceleration of equity awards and other costs associated with the retirement of our former chairman and chief executive officer and charges related to employee termination benefits. Operating income also reflects the processing system intrusion credit of $7.0 million and charge of $36.8 million for fiscal 2014 and fiscal 2013, respectively.

Other Income/Expense, Net

Other expense, net, increased to $28.1 million for fiscal 2014 compared to $22.9 million in the prior year. The increase is primarily due to an $8.2 million increase in interest expense associated with debt and the loss on extinguishment of debt of $2.1 million that we recorded in connection with the refinancing of our term loan and revolving credit facility; offset by a $5.1 million reduction in the amount of dividends paid to HSBC Asia related to a redeemable noncontrolling interest that HSBC Asia held in Global Payments Asia-Pacific. Such dividends are reflected as interest expense in our consolidated statements of income. See "Note 3 - Business and Intangible Asset Acquisition and Joint Ventures-Redeemable Noncontrolling Interest Acquisition" in the notes to the accompanying consolidated financial statements for further discussion.

Provision for Income Taxes

Our effective tax rates were 28.5% and 28.6% for the years ended May 31, 2014 and 2013, respectively. The effective tax rates for the years ended May 31, 2014 and 2013 reflect adjustments to our U.K. deferred tax asset due to corporate tax rate reductions in the United Kingdom of 3 percentage points and 2 percentage points, respectively. Our effective tax rates differ from U.S. statutory rates primarily due to income generated in lower tax jurisdictions due to international expansion.

Noncontrolling Interests, Net of Tax

Noncontrolling interests, net of tax increased to $24.7 million for fiscal 2014 compared to $22.6 million in the prior year. The increase was due primarily to income growth in Spain conducted through Comercia Global Payments, of which we own a controlling 51% interest.

Liquidity and Capital Resources

A significant portion of our liquidity comes from operating cash flows. Cash flow from operations is used to make planned capital investments in our business, to pursue acquisitions that meet our corporate objectives, to pay dividends, and to pay down debt and repurchase shares of our common stock at the discretion of our Board of Directors. Accumulated cash balances are invested in high-quality, marketable short-term instruments.

Our capital plan objectives are to support the Company’s operational needs and strategic plan for long-term growth while maintaining a low cost of capital. Short-term lines of credit are used in certain of our markets to fund settlement. Other bank financing, such as our corporate credit facility and our term loan, are used for general corporate purposes and to fund acquisitions. We regularly evaluate our liquidity and capital position relative to cash requirements, and we may elect to raise additional funds in the future, either through the issuance of debt, equity or otherwise.

At May 31, 2015, we had cash and cash equivalents totaling $650.7 million. Of this amount, we consider $195.2 million to be available cash. Available cash excludes $417.2 million of settlement-related and merchant reserve cash balances. Settlement-related cash balances represent funds that we hold when the incoming amount from the card networks precedes the funding obligation to the merchant. Settlement-related cash balances are not restricted; however, these funds are generally paid out in satisfaction of settlement processing obligations the following day. Merchant reserve cash balances represent funds collected from our merchants that serve as collateral to minimize contingent liabilities associated with any losses that may occur under the merchant agreement ("Merchant Reserves"). At May 31, 2015, our cash and cash equivalents included $180.2 million related to Merchant Reserves. While this cash is not restricted in its use, we believe that designating this cash to collateralize Merchant Reserves strengthens our fiduciary standing with our member sponsors and is in accordance with the guidelines set by the card networks.

Our available cash balance includes $170.3 million of cash held by foreign subsidiaries whose earnings are considered permanently reinvested for U.S. tax purposes. These cash balances reflect our capital investments in these subsidiaries and the accumulation of cash flows generated by their operations, net of cash flows used to service debt locally and fund acquisitions outside of the United States. We believe that we are able to maintain a sufficient level of liquidity for our domestic operations and commitments without repatriation of the earnings of these foreign subsidiaries. If we were to repatriate some or all of the cash held by such foreign subsidiaries, we do not believe that the associated income tax liabilities would have a significant effect on our liquidity.

During year ended May 31, 2015, we changed from the sponsorship model to a direct membership model in several of our global markets. As a result, for these markets, we have recorded the gross positions of settlement assets and obligations at May 31, 2015 in our consolidated balance sheet; whereas, these positions were reflected on a net basis in the prior year. These changes have had the effect of increasing the settlement processing asset and settlement processing obligation positions in our consolidated balance sheet at May 31, 2015 but had no effect on our net financial position or cash flows. In addition, these balances may vary significantly between reporting periods as the balances are affected by the timing of period-end. See "Note 2 - Settlement Processing Assets and Obligations" in the notes to the accompanying consolidated financial statements for further discussion of our accounting and presentation of settlement processing assets and obligations.

Operating activities provided net cash of $424.7 million during fiscal 2015 compared to $194.1 million during the prior year. The increase in cash flow from operating activities was primarily due to growth in our earnings and changes in working capital, including settlement processing assets and obligations whose net asset position increased significantly more during fiscal 2014 than during fiscal 2015.

Net cash used in investing activities was $440.9 million during fiscal 2015 and $501.7 million in the prior year. During fiscal 2015, we invested net cash of $359.2 million to acquire Ezidebit, Realex and other assets, including additional investments of $11.4 million in Global Payments Brazil. In fiscal 2014, we acquired PayPros and other assets for $426.5 million. We made capital expenditures of $92.6 million and $81.4 million during fiscal 2015 and 2014, respectively, including $35.1 million and $39.1 million of capitalized software development costs. During fiscal 2016, we expect capital expenditures to approximate $105.0 million. Cash flows from investing activities also included proceeds of $10.4 million received during fiscal 2015 from the sale of a component of our Russia business that leased automated teller machines.

During fiscal 2015, we entered into agreements to acquire businesses in the United States and the Asia-Pacific region: the FIS Gaming Business and the BPI merchant acquiring business, respectively. We completed the acquisition of the FIS Gaming Business on June 1, 2015 for $237.5 million in cash, which was funded from borrowings on our revolving credit facility and cash on hand. Late in the first quarter of fiscal 2016, we expect to complete the acquisition of the BPI merchant acquiring business in return for a 49% ownership interest in GP Philippines and a cash payment of $3.6 million.

Financing activities provided net cash of $141.4 million during fiscal 2015 and $218.9 million in the prior year. During fiscal 2015, net borrowings under long-term debt were $347.9 million compared to $429.4 million in the prior year. Borrowings made during fiscal 2015 were used primarily to fund a portion of our business acquisitions. In fiscal 2014, we closed a five-year senior unsecured $1.25 billion term loan facility, paid off previously existing debt of $902.5 million and paid fees and expenses of $6.0 million. In connection with the fiscal 2014 debt refinancing, we entered into a five-year senior unsecured $1 billion revolving credit facility under which we borrowed $140.0 million during the remainder of fiscal 2014. In addition, in fiscal 2015, we made net borrowings on short-term lines of credit used to fund settlement of $198.9 million compared to $252.7 million in the prior year. Fluctuations in short-term lines of credit are largely due to the effect of timing of year-end on settlement. Cash flows from financing activities also included common stock repurchases of $372.4 million during fiscal 2015 and $447.3 million in the prior year and cash used to fund distributions to noncontrolling interests and dividends to our shareholders.

We believe that our current level of cash and borrowing capacity under our debt facilities together with future cash flows from operations, will be sufficient to meet the needs of our existing operations and planned requirements for the foreseeable future.

Long-Term Debt and Credit Facilities

We have a five-year senior unsecured $1.25 billion term loan that bears interest, at our election, at either LIBOR or a base rate, in each case plus a leverage-based margin. We used proceeds from the term loan to partially fund our acquisition of PayPros on March 4, 2014 and to repay the outstanding balances on our previously existing term loan and revolving credit facility. From May 2015 to November 2018, the term loan has scheduled quarterly principal payments of 1.25%, increasing up to 2.50%, of the original principal balance. The term loan expires on February 28, 2019. At maturity, 27.5% of the term loan will have been repaid through scheduled principal payments and the remaining principal balance will be due. With notice, the term loan may be voluntarily prepaid at any time, in whole or in part, without penalty.

We also have a five-year senior unsecured $1 billion revolving credit facility that bears interest, at our election, at either LIBOR or a base rate, in each case plus a leverage-based margin. The revolving credit facility is available for general corporate purposes, and borrowing under the corporate credit facility is available in various currencies. The revolving credit facility allows us to issue standby letters of credit of up to $100 million in the aggregate. Outstanding letters of credit under the revolving credit facility reduce the amount of borrowings available to us. Borrowings available to us under the revolving credit facility are further limited by the covenants described below under "Compliance with Covenants." At May 31, 2015 and 2014, we had standby letters of credit of $7.6 million and $8.1 million, respectively. The total available incremental borrowings under our revolving credit facility at May 31, 2015 and 2014 was $484.3 million and $851.9 million, respectively. The revolving credit facility expires on February 28, 2019.

The agreements contain customary affirmative and restrictive covenants, including, among others, financial covenants based on our leverage and fixed charge coverage ratios. See "Compliance with Covenants" below. Each of the agreements includes customary events of default, the occurrence of which, following any applicable cure period, would permit lenders to, among other things, declare the principal, accrued interest and other obligations to be immediately due and payable.

Short-term Lines of Credit

We have short-term lines of credit with banks in the United States and Canada as well as several countries in Europe and Asia that are restricted for use in funding settlement. The credit facilities are generally denominated in local currency but may, in some cases, facilitate borrowings in multiple currencies. For certain of our lines of credit, the line of credit balance is reduced by the amount of cash we have on deposit in specific accounts with the lender when determining the available credit. Accordingly, the amount of the outstanding line of credit may exceed the stated credit limit when the net position is less than the credit limit. As of May 31, 2015, a total of $193.2 million of cash on deposit was used to determine the available credit.

As of May 31, 2015 and 2014, respectively, we had $592.6 million and $440.1 million outstanding under these short-term lines of credit with additional capacity as of May 31, 2015 of $567.5 million to fund settlement. During the year ended May 31, 2015, the maximum and average outstanding balances under these lines of credit were $1,258.7 million and $647.3 million, respectively. Our maximum outstanding amount was greater than our period-end balance due to the timing of settlement funding.

Compliance with Covenants

There are certain financial and non-financial covenants contained in our various credit facilities and term loan. Our term loan and corporate credit facility agreements include financial covenants requiring (i) a leverage ratio no greater than 3.50 to 1.00 (3.75 to 1.00 in the case of a business acquisition, subject to certain conditions) and (ii) a fixed charge coverage ratio no less than 2.50 to 1.00. We complied with all applicable covenants as of and for the year ended May 31, 2015.

See "Note 6 - Long-Term Debt and Credit Facilities" in the notes to the accompanying consolidated financial statements for further discussion of our borrowing arrangements.

Off-Balance Sheet Arrangements

We have not entered into any transactions with unconsolidated entities whereby we have financial guarantees, subordinated retained interest, derivative instruments, or other contingent arrangements that expose us to material continuing risks, contingent liabilities, or other obligations under a variable interest in an unconsolidated entity that provides us with financing, liquidity, market, or credit risk support other than the guarantee services described under "Critical Accounting Policies" below.

BIN/ICA Agreements

We have entered into sponsorship or depository and processing agreements with certain banks. These agreements allow us to use the banks' identification numbers, referred to as Bank Identification Number ("BIN") for Visa transactions and Interbank Card Association ("ICA") number for MasterCard transactions, to clear credit card transactions through Visa and MasterCard. Certain of such agreements contain financial covenants, and we were in compliance with all such covenants as of May 31, 2015.

Commitments and Contractual Obligations

The following table summarizes our contractual obligations and commitments as of May 31, 2015:

	Payments Due by Future Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	5+ Years

	(in thousands)
Long-term debt	$1,742,500	$62,500	$203,125	$1,476,875	$—
Interest on long-term debt(1)	126,672	40,576	66,321	19,775	—
Short-term lines of credit	592,629	592,629	—	—	—
Operating lease obligations(2)	57,998	13,878	20,315	14,633	9,172
Purchase obligations(3)	166,545	63,531	85,745	17,269	—

(1) Interest on long-term debt is based on rates effective and amounts borrowed as of May 31, 2015. The estimated effect of interest rate swaps is included in interest on long-term debt. Since the contractual rates for our long-term debt and interest rate swaps are variable, actual cash payments may differ from the estimates provided.
(2) Includes future minimum lease payments for noncancelable operating leases at May 31, 2015.
(3) Includes estimate of future payments for contractual obligations related to service arrangements with vendors for fixed or minimum amounts.

The table above excludes other obligations that we may have, such as employee benefit plan obligations, unrecognized tax benefits, and other current and noncurrent liabilities reflected in our consolidated balance sheet. At this time, we are unable to make a reasonably reliable estimate of the timing of these payments; therefore, such amounts are not included in the above contractual obligation table.

Critical Accounting Policies

Our consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles, which often require the judgment of management in the selection and application of certain accounting principles and methods. We consider the following accounting policies to be critical to understanding our consolidated financial statements because the application of these policies requires significant judgment on the part of management, and as a result, actual future developments may be different from those expected at the time that we make these critical judgments. We have discussed these critical accounting policies with the Audit Committee of the Board of Directors.

Accounting estimates necessarily require subjective determinations about future events and conditions. Therefore, the following descriptions of our critical accounting policies are forward-looking statements, and actual results could differ materially from the results anticipated by these forward-looking statements. You should read the following in conjunction with "Note 1 - Summary of Significant Accounting Policies" of the notes to the accompanying consolidated financial statements and the risk factors contained in "Item 1A - Risk Factors" of our Annual Report on Form 10-K for the year ended May 31, 2015.

Reserve for Operating Losses

We experience losses in our card processing services when we are unable to collect amounts from merchant customers for any charges properly reversed by the card issuing bank. When we are not able to collect these amounts from the merchants due to merchant fraud, insolvency, bankruptcy or any other reason, we may be liable for the reversed charges. We have historically experienced losses due to merchant defaults. We require cash deposits, guarantees, letters of credit and other types of collateral by certain merchants to minimize any such contingent liability, and we also utilize a number of systems and procedures to manage merchant risk. We experience check guarantee losses when we are unable to collect the full amount of a guaranteed check from the checkwriter. We refer to both merchant credit losses and check guarantee losses collectively as "operating losses." Please refer to "Note 1 - Summary of Significant Accounting Policies" of the notes to the accompanying consolidated financial statements for a further explanation of these operating losses.

We record reserves for our estimated liability for operating losses. This estimate of losses is comprised of estimated known losses and estimated incurred but not reported losses. Estimated known losses arise from specific instances of, for example, merchant bankruptcies, closures or fraud of which we are aware at the balance sheet date, but for which the ultimate amount of associated loss will not be determined until after the balance sheet date. Estimated known loss accruals are recorded when it is probable that we have incurred a loss and the loss is reasonably estimable. Estimated known losses are calculated at the merchant level based on chargebacks received to date, processed volume, and historical chargeback ratios. The estimate is reduced for any collateral that we hold. Accruals for estimated known losses are evaluated periodically and adjusted as appropriate based on actual loss experience. Incurred but not reported losses result from transactions that we process before the balance sheet date for which we have not yet received chargeback notification. We estimate incurred but not reported losses by applying historical loss ratios to our direct merchant credit card and signature debit card sales volumes processed, or processed volume. Historically, this estimation process has been materially accurate.

For the years ended May 31, 2015, 2014 and 2013, our processed volume for direct merchant acquiring was $207.2 billion, $201.2 billion, and $192.8 billion, respectively. For these same periods, the provision for merchant losses was $4.9 million, $8.7 million, and $9.5 million, respectively. As a percentage of processed volume, these charges were 0.0024%, 0.0043%, and 0.0049%, respectively, during the corresponding periods. For these same years, we experienced actual losses of $5.4 million, $9.3 million, and $9.5 million, respectively. We believe that our estimation process has been materially accurate on a historical basis. A 10% increase or decrease in our provision for merchant losses as a percentage of processed volume for the year ended May 31, 2015 would have resulted in a decrease or increase in pretax income of $0.5 million. Further, if our provision for merchant losses as a percentage of processed volume for fiscal 2015 had equaled our actual merchant losses as a percentage of processed volume of 0.0043% for the same prior year period, our income before income taxes would have decreased by $4.0 million. As of May 31, 2015 and 2014, $1.3 million and $1.7 million, respectively, were recorded for merchant losses and were included in settlement processing obligations in the accompanying consolidated balance sheets.

In our check guarantee service offering, we charge our merchants a percentage of the gross amount of the check and guarantee payment of the check to the merchant in the event the check is not honored by the checkwriter's bank. We have the right to collect the full amount of the check from the checkwriter, but have not historically recovered 100% of the guaranteed checks. Our check guarantee loss reserve is comprised of estimated losses on returned checks and estimated incurred but not reported losses.  We estimate the loss on returned checks by applying historical collection rates to our claims receivable balance.  We estimate incurred but not reported losses by applying historical loss ratios to the face value of our guaranteed checks.  For the years ended May 31, 2015, 2014 and 2013, we guaranteed total check face values of $2.5 billion, $2.6 billion and $2.6 billion, respectively. For those same periods, we recorded provisions for check guarantee losses of $9.6 million, $11.9 million, and $11.7 million, respectively. As a percentage of the total guaranteed check face value, these charges were 0.38%, 0.46%, and 0.44%, respectively. For these same years, we experienced actual losses of $9.9 million, $12.1 million, and $12.0 million, respectively. We believe that our estimation process has been materially accurate on a historical basis. A 10% increase in our projected loss rate for the year ended May 31, 2015 would have resulted in a decrease in income before income taxes of $1.0 million. Further, if our guarantee loss as a percentage of guarantee volume for fiscal 2015 had equaled our guarantee loss as a percentage of guarantee volume of 0.46% for the same prior year period, our income before income taxes would have decreased by $2.0 million. As of May 31, 2015 and 2014, we had a check guarantee reserve of $2.7 million and $3.0 million, respectively, which is included as a valuation allowance against claims receivable in the accompanying consolidated balance sheets.

We derive our projected loss rate assumptions primarily based on a rolling six to twelve month analysis of historic loss activity. These assumptions, however, bear the risk of change, which may occur as a result of several qualitative factors. For merchant losses, these factors include the following: a change in the creditworthiness of our merchant customers; a change in the levels of credit card fraud affecting our merchant customers; and a change in the effectiveness of our internal credit, risk management, and collection departments. For check guarantee losses, these factors include a change in the levels of dishonored consumer checks presented to our guarantee service merchant customers and a change in the effectiveness of our internal check guarantee procedures, customer acceptance and retention policies, or collection protocols. Application of our percentage assumptions involve uncertainty regarding changes in any of the factors above, especially those that are outside of our control, such as the financial health of the economies in the United States, Canada, the United Kingdom, Spain, the Asia-Pacific region and the Russian Federation at a regional or national level and the related impact on our customers.

Goodwill

Goodwill is tested for impairment at the reporting unit level. We test goodwill for impairment annually as of January 1 and more often if an event occurs or circumstances change that would indicate the fair value of a reporting unit is below its carrying amount. We have the option of performing a qualitative assessment of impairment to determine whether any further quantitative testing for impairment is necessary. The option of whether or not to perform a qualitative assessment is made annually and may vary by reporting unit.

Factors we consider in the qualitative assessment include general macroeconomic conditions, industry and market conditions, cost factors, overall financial performance of our reporting units, events or changes affecting the composition or carrying amount of the net assets of our reporting units, sustained decrease in our share price, and other relevant entity-specific events. If we elect to bypass the qualitative assessment or if we determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying value, a two-step quantitative test is required. In the first step, the reporting unit's carrying amount, including goodwill, is compared to its fair value. If the carrying amount of the reporting unit is greater than its fair value, step two must be performed. Step two measures the impairment loss, if any, by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by assigning the fair value of the reporting unit to all the assets and liabilities of that unit (including unrecognized intangibles) as if the reporting unit had been acquired in a business combination. The excess of the fair value over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of the goodwill. The excess of the carrying amount over the implied fair value of the goodwill is the impairment loss.

Our assessment of qualitative factors involves significant judgments about expected future business performance and general market conditions. In a quantitative assessment, we estimate the fair value of the reporting unit using a combination of the income approach and the market approach. This requires various assumptions about a reporting unit’s future financial results and cost of capital including discount rates.

We have six reporting units: North America Merchant Services, U.K. Merchant Services, Asia-Pacific Merchant Services, Central and Eastern Europe Merchant Services, Russia Merchant Services and Spain Merchant Services. As of January 1, 2015, we performed a qualitative goodwill assessment for each of our reporting units, except Russia merchant services for which we performed a quantitative assessment. Based on our annual test as of January 1, 2015, we determined on the basis of qualitative factors that the fair values of the reporting units for which we performed a qualitative assessment were not more likely than not less than their respective carrying amounts. Based on a quantitative assessment, we determined that the goodwill of our Russia merchant services unit was not impaired. We believe that the fair values of our reporting units are substantially in excess of their carrying amounts.

Intangible and Long-lived Assets

Other intangible assets primarily represent customer-related intangible assets (such as customer lists and merchant contracts), contract-based intangible assets (such as non-compete agreements, referral agreements and processing rights), acquired technology and trademarks associated with acquisitions. Customer-related intangible assets, contract-based intangible assets and trademarks are amortized over their estimated useful lives ranging from 2 to 26 years. The useful lives for customer-related intangible assets are determined based primarily on forecasted cash flows, which include estimates for the revenues, expenses, and customer attrition associated with the assets. The useful lives of contract-based intangible assets are equal to the terms of the agreements. The useful lives of amortizable trademarks are based on our plans to phase out the trademarks in the applicable markets. Acquired technology is amortized on a straight-line basis over its estimated useful life.

Amortization for most of our customer-related intangible assets is calculated using an accelerated method. In determining amortization expense under our accelerated method for any given period, we calculate the expected cash flows for that period that were used in determining the acquired value of the asset and divide that amount by the expected total cash flows over the estimated life of the asset. We multiply that percentage by the initial carrying amount of the asset to arrive at the amortization expense for that period. If the cash flow patterns that we experience differ significantly from our initial estimates, we adjust the amortization schedule prospectively. These cash flow patterns are derived using certain assumptions and cost allocations due to a significant amount of asset interdependencies that exist in our business. During fiscal 2015, we did not adjust the amortization schedules.

We believe that our accelerated method better approximates the distribution of cash flows generated by our acquired customer relationships. We use the straight-line method of amortization for our contract-based intangibles and amortizable trademarks.

We regularly evaluate whether events and circumstances have occurred that indicate the carrying amount of property and equipment and finite-life intangible assets may not be recoverable. When factors indicate that these long-lived assets should be evaluated for possible impairment, we assess the potential impairment by determining whether the carrying amount of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition. If the carrying amount of the asset is determined not to be recoverable and exceeds its fair value, an impairment loss is recorded, measured as the difference between the fair value and the carrying amount. Fair values are determined based on quoted market prices or discounted cash flow analysis as applicable. We regularly evaluate whether events and circumstances have occurred that indicate the useful lives of property and equipment and finite-life intangible assets may warrant revision.

Capitalization of Internally Developed Software

We develop software that is used in providing processing services to customers. Capitalization of internally developed software, primarily associated with operating platforms, occurs when we have completed the preliminary project stage, management authorizes the project, management commits to funding the project, it is probable the project will be completed and the project will be used to perform the function intended. The preliminary project stage consists of the conceptual formulation of alternatives, the evaluation of alternatives, the determination of existence of needed technology and the final selection of alternatives. Costs incurred during the preliminary project stage are expensed as incurred. Currently unforeseen circumstances in software development, such as a significant change in the manner in which the software is intended to be used, obsolescence or a significant reduction in revenues due to merchant attrition, could require us to implement alternative plans with respect to a particular effort, which could result in the impairment of previously capitalized software development costs. The carrying amount of internally developed software, including work in progress, at May 31, 2015 was $181.3 million. Costs capitalized during fiscal 2015, 2014 and 2013 totaled $35.1 million, $39.1 million, and $29.2 million, respectively. Internally developed software is amortized over its estimated useful life, which is typically 2 to 10 years.

Our most recently developed front-end merchant authorization processing platform, which was placed into service in fiscal 2010, is replacing several legacy platforms. As of May 31, 2015, we have placed into service $101.0 million of hardware and software associated with our authorization platform, $4.5 million of which was placed in service during fiscal 2015. Depreciation and amortization associated with these costs is calculated based on transactions processed during the period as a percentage of the transactions expected to be processed over the life of the platform. We believe that this method is more representative of the platform's use than the straight-line method. We are currently processing transactions on this authorization platform in nine markets in our Asia-Pacific region and for a limited number of U.S. merchants. As these markets represent a small percentage of our overall transactions, depreciation and amortization related to this platform for fiscal 2015 was not significant. Depreciation and amortization expense will increase as we complete migrations of other merchants to this authorization platform.

Income Taxes

We determine our provision for income taxes using management's judgments, estimates and the interpretation and application of complex tax laws in each of the jurisdictions in which we operate. Judgment is also required in assessing the timing and amounts of deductible and taxable items. These differences result in deferred tax assets and liabilities in our consolidated balance sheet. We believe our tax return positions are fully supportable; however, we recognize the benefit for tax positions only when it is more likely than not that the position will be sustained based on its technical merits. Issues raised by a tax authority may be resolved at an amount different than the related benefit recognized. When facts and circumstances change (including an effective settlement of an issue or statute of limitations expiration), the effect is recognized in the period of change. A portion of the unrecognized tax benefits that exist at May 31, 2015 would affect our provision for income taxes in the future if recognized. Judgment is required to determine whether or not some portion or all of our deferred tax assets will not be realized. To the extent we determine that we will not realize the benefit of some or all of our deferred tax assets, then these deferred tax assets are adjusted through our provision for income taxes in the period in which this determination is made.

As a result of events that occurred in the fourth quarter of the year ended May 31, 2015, management concluded that it was more likely than not that the tax positions in a foreign jurisdiction, for which we had recorded estimated liabilities of $65.6 million in other noncurrent liabilities on our accompanying consolidated balance sheet, would be sustained on their technical merits based on information available as of May 31, 2015. Therefore, the liability and corresponding deferred tax assets were eliminated as of May 31, 2015. The uncertain tax positions have been subject to an ongoing examination in that foreign jurisdiction by the tax authority. Discussions and correspondence between the tax authority and us during the fourth quarter indicated that the likelihood of the positions being sustained had increased. Subsequent to May 31, 2015, we received a final closure notice regarding the examination resulting in no adjustments to taxable income related to this matter for the tax returns filed for the periods ended May 31, 2010 through May 31, 2013. The unrecognized tax benefits were effectively settled with this final closure notice.

Effect of New Accounting Pronouncements - Recently Issued Pronouncements Not Yet Adopted

From time-to-time, new accounting pronouncements are issued by the Financial Accounting Standards Board or other standards setting bodies that are adopted by us as of the specified effective date. See "Note 1 - Summary of Significant Accounting Policies" in the notes to our accompanying consolidated financial statements for new accounting guidance.

ITEM 8 - FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Global Payments Inc.
Atlanta, Georgia

We have audited the internal control over financial reporting of Global Payments Inc. and subsidiaries (the "Company") as of May 31, 2015, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the Management Report on Internal Control over Financial Reporting (not presented herein). Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of May 31, 2015, based on the criteria established in the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements and financial statement schedule as of and for the year ended May 31, 2015 of the Company and our report dated July 30, 2015 (February 5, 2016 as to Note 18) expressed an unqualified opinion on those consolidated financial statements and financial statement schedule.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
July 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Stockholders of
Global Payments Inc.
Atlanta, Georgia

We have audited the accompanying consolidated balance sheets of Global Payments Inc. and subsidiaries (the "Company") as of May 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income, changes in equity, and cash flows for each of the three years in the period ended May 31, 2015. Our audits also included the financial statement schedule, Schedule II, Valuation and Qualifying Accounts. These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Global Payments Inc. and subsidiaries as of May 31, 2015 and 2014, and the results of their operations and their cash flows for each of the three years in the period ended May 31, 2015, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 18 to the financial statements, the accompanying 2015 financial statements have been retrospectively adjusted for the effects of a change in the Company’s reportable segments, the adoption of accounting standards updates related to the presentation of deferred tax balances and debt issuance costs, and a stock split effected in the form of a stock dividend.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of May 31, 2015, based on the criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated July 30, 2015 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ DELOITTE & TOUCHE LLP
Atlanta, Georgia
July 30, 2015

(February 5, 2016 as to Note 18)

GLOBAL PAYMENTS INC.
CONSOLIDATED STATEMENTS OF INCOME
(in thousands, except per share data)

	Year Ended May 31,
	2015	2014	2013

Revenues	$2,773,718	$2,554,236	$2,375,923
Operating expenses:
Cost of service	1,022,107	952,225	862,075
Selling, general and administrative	1,295,014	1,203,512	1,119,860
Processing system intrusion	—	(7,000)	36,775
	2,317,121	2,148,737	2,018,710

Operating income	456,597	405,499	357,213

Interest and other income	4,949	13,663	10,353
Interest and other expense	(44,436)	(41,812)	(33,282)
	(39,487)	(28,149)	(22,929)

Income before income taxes	417,110	377,350	334,284
Provision for income taxes	(107,995)	(107,398)	(95,571)
Net income	309,115	269,952	238,713
Less: Net income attributable to noncontrolling interests, net of income tax	(31,075)	(24,666)	(22,588)
Net income attributable to Global Payments	$278,040	$245,286	$216,125

Earnings per share attributable to Global Payments:
Basic earnings per share	$2.07	$1.70	$1.39
Diluted earnings per share	$2.06	$1.69	$1.38
See Notes to Consolidated Financial Statements.

GLOBAL PAYMENTS INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
(in thousands)

	Year End May 31,
	2015	2014	2013

Net income	$309,115	$269,952	$238,713
Other comprehensive income (loss):
Foreign currency translation adjustments	(220,641)	17,034	20,629
Income tax benefit related to foreign currency translation adjustments	12,152	3,133	582
Unrealized losses on hedging activities	(10,116)	—	—
Reclassification of losses on hedging activities to interest expense	3,958	—	—
Income tax benefit related to hedging activities	2,284	—	—
Changes in unrecognized pension benefit costs	(691)	236	2,302
Income tax benefit (expense) related to changes in unrecognized pension benefit costs	241	(63)	(785)
Other comprehensive (loss) income, net of income tax	(212,813)	20,340	22,728
Comprehensive income	96,302	290,292	261,441
Less: comprehensive income attributable to noncontrolling interests	(2,478)	(31,720)	(30,378)
Comprehensive income attributable to Global Payments	$93,824	$258,572	$231,063
See Notes to Consolidated Financial Statements.

GLOBAL PAYMENTS INC.
CONSOLIDATED BALANCE SHEETS
(in thousands, except share data)

	May 31, 2015	May 31, 2014

ASSETS
Current assets:
Cash and cash equivalents	$650,739	$581,872
Accounts receivable, net of allowances for doubtful accounts of $468 and $401, respectively	202,390	214,574
Claims receivable, net	548	809
Settlement processing assets	2,394,822	780,917
Inventory	5,228	6,636
Prepaid expenses and other current assets	36,188	44,934
Total current assets	3,289,915	1,629,742
Goodwill	1,491,833	1,337,285
Other intangible assets, net	560,136	535,173
Property and equipment, net	374,143	369,753
Deferred income taxes	30,428	101,940
Other	32,846	28,634
Total assets	$5,779,301	$4,002,527
LIABILITIES AND EQUITY
Current liabilities:
Lines of credit	$592,629	$440,128
Current portion of long-term debt	61,784	16,938
Accounts payable and accrued liabilities	312,647	290,030
Settlement processing obligations	2,033,900	451,317
Income taxes payable	14,228	12,390
Total current liabilities	3,015,188	1,210,803
Long-term debt	1,678,283	1,373,569
Deferred income taxes	202,855	196,224
Other noncurrent liabilities	19,422	89,132
Total liabilities	4,915,748	2,869,728
Commitments and contingencies
Equity:
Preferred stock, no par value; 5,000,000 shares authorized and none issued	—	—
Common stock, no par value; 200,000,000 shares authorized; 130,557,676 issued and outstanding at May 31, 2015 and 137,691,286 issued and outstanding at May 31, 2014	—	—
Paid-in capital	148,742	183,023
Retained earnings	795,226	815,980
Accumulated other comprehensive loss	(185,992)	(1,776)
Total Global Payments shareholders’ equity	757,976	997,227
Noncontrolling interests	105,577	135,572
Total equity	863,553	1,132,799
Total liabilities and equity	$5,779,301	$4,002,527
See Notes to Consolidated Financial Statements.

GLOBAL PAYMENTS INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(in thousands)

	Year Ended May 31,
	2015	2014	2013
Cash flows from operating activities:
Net income	$309,115	$269,952	$238,713
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	64,918	60,124	55,023
Amortization of acquired intangibles	72,587	61,945	56,765
Share-based compensation expense	21,056	29,793	18,427
Provision for operating losses and bad debts	14,506	20,574	21,659
Deferred income taxes	81,079	(1,799)	33,112
Other, net	3,073	(1,484)	(4,878)
Changes in operating assets and liabilities, net of the effects of acquisitions:
Accounts receivable	1,248	(18,539)	(5,458)
Claims receivable	(9,317)	(11,569)	(11,858)
Settlement processing assets and obligations, net	(78,794)	(241,431)	(104,007)
Inventory	127	4,793	(1,187)
Prepaid expenses and other assets	14,616	18,995	(22,978)
Accounts payable and other liabilities	(72,802)	9,224	(39,374)
Income taxes payable	3,289	(6,480)	6,587
Net cash provided by operating activities	424,701	194,098	240,546
Cash flows from investing activities:
Business, intangible and other asset acquisitions, net of cash acquired	(359,187)	(426,524)	(434,016)
Capital expenditures	(92,550)	(81,411)	(98,590)
Principal collections on financing receivables	219	2,658	2,812
Net proceeds from sales of investments and business	10,597	3,607	1,227
Net cash used in investing activities	(440,921)	(501,670)	(528,567)
Cash flows from financing activities:
Net borrowings (payments) on short-term lines of credit	198,884	252,667	(27,930)
Proceeds from issuance of long-term debt	2,496,842	2,690,000	1,135,327
Principal repayments of long-term debt	(2,148,907)	(2,260,597)	(482,349)
Acquisition of redeemable noncontrolling interest	—	—	(242,000)
Payment of debt issuance costs	—	(5,961)	(3,987)
Repurchase of common stock	(372,387)	(447,307)	(175,297)
Proceeds from stock issued under share-based compensation plans	22,550	31,727	10,543
Common stock repurchased - share-based compensation plans	(15,690)	(5,681)	(10,244)
Tax benefit from share-based compensation plans	5,176	6,475	1,863
Distributions to noncontrolling interests	(39,753)	(36,670)	(16,206)
Dividends paid	(5,340)	(5,757)	(6,198)
Net cash provided by financing activities	141,375	218,896	183,522
Effect of exchange rate changes on cash	(56,288)	(9,922)	3,694
Increase (decrease) in cash and cash equivalents	68,867	(98,598)	(100,805)
Cash and cash equivalents, beginning of the period	581,872	680,470	781,275
Cash and cash equivalents, end of the period	$650,739	$581,872	$680,470
See Notes to Consolidated Financial Statements.

GLOBAL PAYMENTS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except per share data)

	Number of Shares	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Global Payments Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at May 31, 2014	137,692	$183,023	$815,980	$(1,776)	$997,227	$135,572	$1,132,799
Net income			278,040		278,040	31,075	309,115
Other comprehensive loss, net of tax				(184,216)	(184,216)	(28,597)	(212,813)
Stock issued under share-based compensation plans	2,516	22,550			22,550		22,550
Common stock repurchased - share-based compensation plans	(648)	(7,435)			(7,435)		(7,435)
Tax benefit from share-based compensation, net		5,176			5,176		5,176
Share-based compensation expense		21,056			21,056		21,056
Distributions to noncontrolling interests					—	(39,753)	(39,753)
Noncontrolling interest from business combination					—	7,280	7,280
Repurchase of common stock	(9,002)	(75,628)	(293,454)		(369,082)		(369,082)
Dividends paid ($0.04 per share)			(5,340)		(5,340)		(5,340)
Balance at May 31, 2015	130,558	$148,742	$795,226	$(185,992)	$757,976	$105,577	$863,553
See Notes to Consolidated Financial Statements.

GLOBAL PAYMENTS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except per share data)

	Number of Shares	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Global Payments Shareholders’ Equity	Noncontrolling Interests	Total Equity
Balance at May 31, 2013	150,852	$202,396	$958,751	$(15,062)	$1,146,085	$140,522	$1,286,607
Net income			245,286		245,286	24,666	269,952
Other comprehensive income, net of tax				13,286	13,286	7,054	20,340
Stock issued under employee stock plans, net	3,802	31,727			31,727		31,727
Common stock repurchased - share-based compensation plans	(1,288)	(14,498)			(14,498)		(14,498)
Tax benefit from share-based compensation, net		6,351			6,351		6,351
Share-based compensation expense		29,793			29,793		29,793
Distributions to noncontrolling interest						(36,670)	(36,670)
Repurchase of common stock	(15,674)	(72,746)	(382,300)		(455,046)		(455,046)
Dividends paid ($0.04 per share)			(5,757)		(5,757)		(5,757)
Balance at May 31, 2014	137,692	$183,023	$815,980	$(1,776)	$997,227	$135,572	$1,132,799
See Notes to Consolidated Financial Statements.

GLOBAL PAYMENTS INC.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(in thousands, except per share data)

	Number of Shares	Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Global Payments Shareholders' Equity	Noncontrolling Interests	Total Equity
Balance at May 31, 2012	157,102	$358,728	$843,456	$(30,000)	$1,172,184	$128,737	$1,300,921
Net income			216,125		216,125	20,774	236,899
Other comprehensive income, net of tax				14,938	14,938	7,217	22,155
Stock issued under employee stock plans, net	1,770	10,543			10,543		10,543
Common stock repurchased - share-based compensation plans	(670)	(10,244)			(10,244)		(10,244)
Tax benefit from share-based compensation, net		850			850		850
Share-based compensation expense		18,427			18,427		18,427
Distributions to noncontrolling interest					—	(16,206)	(16,206)
Redeemable noncontrolling interests valuation adjustment			817		817		817
Repurchase of common stock	(7,350)	(79,900)	(95,449)		(175,349)		(175,349)
Purchase of redeemable noncontrolling interest		(96,008)			(96,008)		(96,008)
Dividends paid ($0.04 per share)			(6,198)		(6,198)		(6,198)
Balance at May 31, 2013	150,852	$202,396	$958,751	$(15,062)	$1,146,085	$140,522	$1,286,607
See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business, consolidation and presentation— We are a leading worldwide provider of payment technology services delivering innovative solutions to our customers. Our partnerships, technologies and employee expertise enable us to provide a broad range of services that allow our customers to accept various payment types. We distribute our services across a variety of channels to merchants and partners in 29 countries throughout North America, Europe, the Asia-Pacific region and Brazil. We provide payment and digital commerce solutions and operate in three reportable segments: North America, Europe and Asia-Pacific. Global Payments Inc. and its consolidated subsidiaries are referred to collectively as "Global Payments," the "Company," "we," "our" or "us," unless the context requires otherwise.

We were incorporated in Georgia as Global Payments Inc. in 2000 and spun-off from our former parent company in 2001. Including our time as part of our former parent company, we have been in the payments business since 1967.

These consolidated financial statements include our accounts and those of our majority-owned subsidiaries and all intercompany balances and transactions have been eliminated in consolidation. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and present our financial position, results of operations, and cash flows.

Use of estimates— The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reported period. Actual results could differ materially from those estimates.

Revenue recognition— Our three segments primarily provide payment solutions for credit cards, debit cards, electronic payments and check-related services. Revenue is recognized when such services are performed. Revenue for services provided directly to merchants is recorded net of interchange fees charged by card issuing banks. Our primary business model provides payment services directly to merchants as our customers. We also provide similar services indirectly through financial institutions and a limited number of independent sales organizations ("ISOs"). The majority of merchant services revenue is generated on services priced as a percentage of transaction value or a specified fee per transaction, depending on card type. We also charge other fees based on specific services that are unrelated to the number of transactions or the transaction value. Revenue from credit cards and signature debit cards is generally based on a percentage of transaction value along with other related fees, while revenue from PIN-based debit cards is typically based on a fee per transaction.

Cash and cash equivalents— Cash and cash equivalents include cash on hand and all liquid investments with an initial maturity of three months or less when purchased. Cash and cash equivalents include certain funds collected from our merchants that serve as collateral to minimize contingent liabilities associated with any losses that may occur under the merchant agreement ("Merchant Reserves"). We record a corresponding liability in settlement processing assets and settlement processing obligations in our consolidated balance sheet. While this cash is not restricted in its use, we believe that designating this cash as Merchant Reserves strengthens our fiduciary standing with banks that sponsor us and is in accordance with guidelines set by the card networks. As of May 31, 2015 and 2014, our cash and cash equivalents included $180.2 million and $124.7 million, respectively, related to Merchant Reserves.

Certain banks that serve as our Sponsor under the sponsorship model hold Merchant Reserves on our behalf. In these instances, neither the Merchant Reserve cash nor the corresponding liability appears on our consolidated balance sheet; however, we have access to the collateral in the event that we incur a merchant loss. During the year ended May 31, 2014, we transferred a significant amount of merchant reserve cash to one of our member sponsors to whom we transferred a substantial portion of our processing volume.

Our cash and cash equivalents include settlement-related cash balances. Settlement-related cash balances represent surplus funds that we hold when the incoming amount from the card networks precedes the funding obligation to the merchant. Settlement-related cash balances are not restricted; however, these funds are generally paid out in satisfaction of settlement processing obligations the following day. See "Note 2 - Settlement Processing Assets and Obligations" and discussion below for further information.

Inventory— Inventory, which includes electronic point of sale terminals, automated teller machines ("ATMs"), and related peripheral equipment, is stated at the lower of cost or fair value. Cost is determined using the average-cost method.

Settlement processing assets and obligations— Settlement processing assets and obligations represent intermediary balances arising in our settlement process for direct merchants. In accordance with Accounting Standards Codification ("ASC") Subtopic 210-20, Offsetting, we apply offsetting to our settlement processing assets and obligations where legal right of offset exists. See "Note 2 - Settlement Processing Assets and Obligations" for further information.

Reserve for operating losses— Our merchant customers are liable for any charges or losses that occur under the merchant agreement. We experience losses in our card processing services when we are unable to collect amounts from merchant customers for any charges properly reversed by the card issuing banks. When we are not able to collect these amounts from the merchants due to merchant fraud, insolvency, bankruptcy or any other reason, we may be liable for the reversed charges. We have historically experienced losses due to merchant defaults. We require cash deposits or Merchant Reserves, guarantees, letters of credit and other types of collateral from certain merchants to minimize any such contingent liability, and we also utilize a number of systems and procedures to manage merchant risk. We experience check guarantee losses when we are unable to collect the full amount of a guaranteed check from the checkwriter. We refer to both merchant credit losses and check guarantee losses collectively as "operating losses."

We record reserves for our estimated liability for operating losses. This estimate of losses is comprised of estimated known losses and estimated incurred but not reported losses. Estimated known losses arise from specific instances of, for example, merchant bankruptcies, closures or fraud of which we are aware at the balance sheet date, but for which the ultimate amount of associated loss will not be determined until after the balance sheet date. Estimated known loss accruals are recorded when it is probable that we have incurred a loss and the loss is reasonably estimable. Estimated known losses are calculated at the merchant level based on chargebacks received to date, processed volume, and historical chargeback ratios. The estimate is reduced for any collateral that we hold. Accruals for estimated known losses are evaluated periodically and adjusted as appropriate based on actual loss experience. Incurred but not reported losses result from transactions that we process before the balance sheet date for which we have not yet received chargeback notification. We estimate incurred but not reported losses by applying historical loss ratios to our direct merchant credit card and signature debit card sales volumes processed, or processed volume.

As of May 31, 2015 and 2014, the reserve for operating losses from merchant card processing services was $1.3 million and $1.7 million, respectively, and was included in settlement processing obligations in the consolidated balance sheets. For the years ended May 31, 2015, 2014 and 2013, the provision for merchant losses was $4.9 million, $8.7 million and $9.5 million, respectively, and was included in cost of service in the consolidated statements of income.

In our check guarantee service offering, we charge our merchants a percentage of the gross amount of the check and guarantee payment of the check to the merchant in the event the check is not honored by the checkwriter's bank. We have the right to collect the full amount of the check from the checkwriter, but have not historically always recovered 100% of the guaranteed checks. Our check guarantee loss reserve is comprised of estimated losses on returned checks and estimated incurred but not reported losses.  We estimate the loss on returned checks by applying historical collection rates to our claims receivable balance. We estimate incurred but not reported losses by applying historical loss ratios to the face value of our guaranteed checks.  As of May 31, 2015 and 2014, we had a check guarantee loss reserve of $2.7 million and $3.0 million, respectively, which is included as a valuation allowance against claims receivable in the consolidated balance sheets. For the years ended May 31, 2015, 2014 and 2013, we recorded related expenses of $9.6 million, $11.9 million and $11.7 million, respectively, which were included in cost of service in the consolidated statements of income. The estimated check returns and recovery amounts are subject to the risk that actual amounts returned and recovered in the future may differ significantly from estimates used in calculating the receivable valuation allowance.

As the potential for merchants’ failure to settle individual reversed charges from consumers in our merchant card processing offering and the timing of individual checks clearing the payors’ banks in our check guarantee offering are not predictable, it is not practicable to calculate the maximum amounts for which we could be liable under the guarantees issued under the merchant card processing and check guarantee service offerings. It is also not practicable to estimate the extent to which merchant collateral or subsequent collections of dishonored checks, respectively, would offset these exposures due to these same uncertainties.

Property and equipment— Property and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are calculated using the straight-line method, except for certain technology assets discussed below. Leasehold improvements are amortized over the lesser of the remaining term of the lease and the useful life of the asset.

We develop software that is used in providing processing services to customers. Capitalization of internally developed software, primarily associated with operating platforms, occurs when we have completed the preliminary project stage, management authorizes the project, management commits to funding the project, and it is probable the project will be completed and used to perform the function intended. The preliminary project stage consists of the conceptual formulation of alternatives, the evaluation of alternatives, the determination of existence of needed technology and the final selection of alternatives. Costs incurred during the preliminary project stage are expensed as incurred.

As of May 31, 2015, we had placed into service $101.0 million of hardware and software associated with our most recently developed authorization platform. This platform serves as a front-end operating environment for merchant processing and is intended to replace a number of legacy platforms. Depreciation and amortization associated with these costs is calculated based on transactions processed during the period as a percentage of the transactions expected to be processed over the life of the platform. We believe that this method is more representative of the pattern of the benefit to be derived from the platform's use than the straight-line method. We are currently processing transactions on this authorization platform in nine markets in our Asia-Pacific region and for a limited number of U.S. merchants. As these markets represent a small percentage of our overall transactions, depreciation and amortization related to this platform for fiscal 2015, 2014 and 2013 was not significant. Depreciation and amortization expense will increase as we complete migrations of additional merchants to this authorization platform.

Goodwill— We test goodwill for impairment at the reporting unit level annually as of January 1 and more often if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Macroeconomic factors such as general economic conditions, fluctuations in foreign currency exchange rates and other developments in equity and credit markets are monitored for indications that goodwill assigned to one of our reporting units may be impaired. We have the option of performing a qualitative assessment of impairment to determine whether any further quantitative testing for impairment is necessary. The decision of whether to perform a qualitative assessment is made annually by reporting unit.

When conducting a qualitative assessment, we consider factors including general macroeconomic conditions, industry and market conditions, cost factors, overall financial performance of our reporting units, events or changes affecting the composition or carrying amount of the net assets of our reporting units, sustained decrease in our share price, and other relevant entity-specific events. If we elect to bypass the qualitative assessment or if we determine, on the basis of qualitative factors, that the fair value of the reporting unit is more likely than not less than the carrying amount, a two-step quantitative test is required. In the first step, the reporting unit's carrying amount, including goodwill, is compared to its estimated fair value. If the carrying amount of the reporting unit is greater than its fair value, step two must be performed to measure the amount of the impairment loss, if any. Step two measures the amount of the impairment loss by comparing the implied fair value of reporting unit goodwill with the carrying amount of that goodwill. The implied fair value of goodwill is determined by assigning the fair value of the reporting unit to all the assets and liabilities of that unit (including unrecognized intangibles) as if the reporting unit had been acquired in a business combination. The excess of the fair value over the amounts assigned to the assets and liabilities of the reporting unit is the implied fair value of the goodwill. The excess, if any, of the carrying amount over the implied fair value of the goodwill would be the amount of the impairment loss.

We have six reporting units: North America merchant services, U.K. merchant services, Asia-Pacific merchant services, Central and Eastern Europe merchant services, Russia merchant services and Spain merchant services. As of January 1, 2015, we elected to perform a qualitative assessment of impairment for each of our reporting units, except Russia merchant services. We determined on the basis of qualitative factors, as described above, that the fair values of the reporting units for which we performed a qualitative assessment were not more likely than not less than their respective carrying amounts. Due to the deterioration of economic conditions in the Russian Federation, we elected to perform a quantitative assessment of impairment for the Russia merchant services reporting unit as of January 1, 2015. Based on this quantitative assessment, we determined that goodwill of our Russia merchant services reporting unit was not impaired.

Our assessment of qualitative factors involves significant judgments about expected future business performance and general market conditions. Significant changes in our assessment of such qualitative factors could affect our assessment of the fair value of one or more of our reporting units and could result in goodwill impairment charges in future periods.

Other intangible assets— Other intangible assets primarily represent customer-related intangible assets (such as customer lists and merchant contracts), contract-based intangible assets (such as non-compete agreements, referral agreements and processing rights), acquired technologies, trademarks and trade names associated with acquisitions. Customer-related intangible assets, contract-based intangible assets, acquired technologies, trademarks and trade names are amortized over their estimated useful lives ranging from 2 to 26 years. The useful lives for customer-related intangible assets are determined based primarily on forecasted cash flows, which include estimates for the cash inflows, cash outflows and customer attrition associated with the assets. The useful lives of contract-based intangible assets are equal to the terms of the agreements. The useful lives of acquired technologies are based on our expectations for the remaining useful life of developed technology before it becomes substantially obsolete. The useful lives of amortizable trademarks and trade names are based on our plans to phase out the trademarks and trade names in the applicable markets.

Amortization for most of our customer-related intangible assets is calculated using an accelerated method. In determining amortization expense under our accelerated method for any given period, we calculate the expected cash flows for that period that were used in determining the acquisition-date fair value of the asset and divide that amount by the expected total cash flows over the estimated life of the asset. We multiply that percentage by the initial carrying amount of the asset to arrive at the amortization expense for that period. If the cash flow patterns that we experience differ significantly from our initial estimates, we adjust the amortization schedule prospectively. These cash flow patterns are derived using certain assumptions and cost allocations due to a significant number of asset interdependencies that exist in our business. We believe that our accelerated method reflects the pattern of the benefit to be derived from the acquired customer relationships.

We use the straight-line method of amortization for our contract-based intangibles, amortizable trademarks and trade names and acquired technologies.

Impairment of long-lived assets— We regularly evaluate whether events and circumstances have occurred that indicate the carrying amount of property and equipment and finite-life intangible assets may not be recoverable. When factors indicate that these long-lived assets should be evaluated for possible impairment, we assess the potential impairment by determining whether the carrying amount of such long-lived assets will be recovered through the future undiscounted cash flows expected from use of the asset and its eventual disposition. If the carrying amount of the asset is determined not to be recoverable, a write-down to fair value is recorded. Fair values are determined based on quoted market prices or discounted cash flow analysis as applicable. We regularly evaluate whether events and circumstances have occurred that indicate the useful lives of property and equipment and finite-life intangible assets may warrant revision. The carrying amounts of our long-lived assets, including property and equipment and finite-life intangible assets, were not impaired at May 31, 2015 or May 31, 2014.

Income taxes— Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax laws and rates. A valuation allowance is provided when it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Derivative instruments— We may use interest rate swaps or other derivative instruments to manage a portion of our exposure to the variability in interest rates. Our objective in managing our exposure to fluctuation in interest rates is to better control this element of cost and to mitigate the earnings and cash flow volatility associated with changes in applicable rates. We have established policies and procedures that encompass risk-management philosophy and objectives, guidelines for derivative instrument usage, counterparty credit approval, and the monitoring and reporting of derivative activity. We do not enter into derivative instruments for the purpose of speculation.

We formally designate and document instruments at inception that qualify for hedge accounting of underlying exposures. When qualified for hedge accounting, these financial instruments are recognized at fair value in our consolidated balance sheets, and changes in fair value are recognized as a component of other comprehensive income and included in equity. Cash flows resulting from settlements are presented as a component of operating cash flows.

We formally assess, both at inception and at least quarterly, whether the financial instruments used in hedging transactions are effective at offsetting changes in cash flows of the related underlying exposure. Fluctuations in the value of these instruments generally are offset by changes in the cash flows of the underlying exposures being hedged. This offset is driven by the high degree of effectiveness between the exposure being hedged and the hedging instrument. We designated our interest rate swap agreements as a cash flow hedge of interest payments on variable rate borrowings. Any ineffective portion of a change in the fair value of a qualifying instrument is immediately recognized in earnings. See "Note 6 - Long-Term Debt and Credit Facilities" for more information about our interest rate swaps.

Fair value measurements — Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the reporting date. GAAP establishes a fair value hierarchy that categorizes the inputs to valuation techniques into three broad levels. Level 1 inputs utilize quoted prices in active markets for identical assets or liabilities. Level 2 inputs are based on other observable market data, such as quoted prices for similar assets and liabilities, and inputs other than quoted prices that are observable such as interest rates and yield curves. Level 3 inputs are developed from unobservable data reflecting our assumptions and include situations where there is little or no market activity for the asset or liability.

Fair value of financial instruments— The carrying amounts of financial instruments, including cash and cash equivalents, receivables, lines of credit, accounts payable and accrued liabilities, approximate their fair value given the short-term nature of these items. Our long-term debt includes variable interest rates based on the London Interbank Offered Rate ("LIBOR"), the Federal Funds Effective Rate (as defined in the debt agreements) or the prime rate, plus a margin based on our leverage position. At May 31, 2015, the carrying amount of our long-term debt approximates fair value, which is calculated using Level 2 inputs. The fair value of our swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date, and classified within Level 2 of the valuation hierarchy. See "Note 6 – Long-Term Debt and Credit Facilities" for further information.

Foreign currencies— We have significant operations in a number of foreign subsidiaries whose functional currency is the local currency. The assets and liabilities of subsidiaries whose functional currency is a foreign currency are translated at the period-end rate of exchange. Income statement items are translated at the weighted-average rates prevailing during the period. The resulting translation adjustment is recorded as a component of other comprehensive income and is included in equity.

Gains and losses on transactions denominated in currencies other than the functional currencies are generally included in determining net income for the period.  For the years ended May 31, 2015, 2014 and 2013, our transaction gains and losses were insignificant. Transaction gains and losses on intercompany balances of a long-term investment nature are recorded as a component of other comprehensive income and included in equity.

Earnings per share— Basic earnings per share is computed by dividing reported net income attributable to Global Payments by the weighted-average number of shares outstanding during the period. Earnings available to common shareholders is the same as reported net income attributable to Global Payments for all periods presented.

Diluted earnings per share is computed by dividing net income attributable to Global Payments by the weighted-average number of shares outstanding during the period, including the effect of share-based awards that would have a dilutive effect on earnings per share. All stock options with an exercise price lower than the average market share price of our common stock for the period are assumed to have a dilutive effect on earnings per share. The diluted share base for the year ended May 31, 2013 excludes 0.6 million shares related to stock options that would have an antidilutive effect on the computation of diluted earnings per share. No additional securities were outstanding that could potentially dilute basic earnings per share.

The following table sets forth the computation of the diluted weighted-average number of shares outstanding for the years ended May 31, 2015, 2014 and 2013:

	2015	2014	2013

	(in thousands)
Basic weighted-average shares outstanding	134,072	144,238	155,534
Plus: Dilutive effect of stock options and other share-based awards	850	1,138	920
Diluted weighted-average shares outstanding	134,922	145,376	156,454

Repurchased shares—We account for the retirement of repurchased shares using the par value method under which we allocate the cost of repurchased and retired shares between paid-in capital and retained earnings. The repurchase price is charged to paid-in capital up to the amount of the original issue proceeds of those shares. When the repurchase price is greater than the original issue proceeds, the excess is charged to retained earnings. We use a last-in, first-out cost flow assumption to identify the original issue proceeds to the cost of the shares repurchased.

Stock split— Our board of directors declared a two-for-one stock split effected in the form of a stock dividend of one additional share of common stock for each outstanding share of common stock (the "Stock Split"). The stock dividend was paid on November 2, 2015 to all shareholders of record as of October 21, 2015. Common share and per share data in the consolidated financial statements and in the notes to our consolidated financial statements for prior periods have been adjusted to reflect the Stock Split, except for authorized common shares which were not affected.

New accounting pronouncements— From time-to-time, new accounting pronouncements are issued by the Financial Accounting Standards Board ("FASB") or other standards setting bodies that are adopted by us as of the specified effective date.

Recently Adopted Accounting Pronouncements

In November 2015, the FASB issued Accounting Standards Update ("ASU") 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax assets and liabilities be classified as noncurrent in a classified balance sheet. We adopted this ASU during the three months ended November 30, 2015 and, as a result, have presented the amounts for deferred income taxes in these financial statements in accordance with this ASU. The adoption of this standard was not material and did not affect our results of operations or cash flows in either the period of adoption or the previous interim or annual periods.

In April 2015, the FASB issued ASU 2015-03, "Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs." The update requires debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued ASU 2015-15, "Interest-Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements-Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting," to clarify that an entity may elect to present debt issuance costs related to a line-of-credit arrangement as an asset, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We adopted both ASUs as of June 1, 2015, and elected to continue to present debt issuance costs related to our revolving credit facilities as an asset. As a result, we have presented debt issuance costs in accordance with these updates. The adoption of this standard was not material and did not affect our results of operations or cash flows in either the period of adoption or the previous interim or annual periods.

In January 2015, the FASB issued ASU 2015-01, "Income Statement Extraordinary and Unusual Items (Subtopic 225-20): Simplifying Income Statement Presentation by Eliminating the Concept of Extraordinary Items." The amendments in this update eliminate from GAAP the concept of extraordinary items. The amendments in this update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. A reporting entity may apply the amendments prospectively. A reporting entity also may apply the amendments retrospectively to all prior periods presented in the financial statements. We adopted ASU 2015-01 as of May 31, 2015. Adoption of ASU 2015-01 had no effect on our consolidated financial statements.

In April 2014, the FASB issued ASU 2014-08, "Presentation of Financial Statements (Topic 205) and Property, Plant, and Equipment (Topic 360) Reporting Discontinued Operations and Disclosures of Disposals of Components of an Entity." The amendments in ASU 2014-11 change the requirements for reporting discontinued operations in ASC Subtopic 205-20. The amendments change the definition of discontinued operations by limiting discontinued operations reporting to disposals of components of an entity that represent strategic shifts that have (or will have) a major effect on an entity’s operations and financial results. The amendments require expanded disclosures for discontinued operations and are effective for fiscal years, and interim periods within those years, beginning after December 15, 2014. As permitted by the standards, we elected to early adopt the provision of ASU 2014-08 as of June 1, 2014 and have applied the provisions prospectively. Adoption of ASU 2014-08 did not have a material impact on our consolidated financial statements.

Recently Issued Pronouncements Not Yet Adopted

In April 2015, the FASB issued Accounting Standards Update ("ASU") 2015-05, "Intangibles - Goodwill and Other-Internal -Use Software (Subtopic 350-40): Customer's Accounting for Fees Paid in a Cloud Computing Arrangement." The amendments in this update provide guidance to customers about whether a cloud computing arrangement includes a software license. If a cloud computing arrangement includes a software license, then the customer should account for the software license element of the arrangement consistent with the acquisition of other software licenses. If a cloud computing arrangement does not include a software license, the customer should account for the arrangement as a service contract. The guidance will not change GAAP for a customer’s accounting for service contracts. The amendments will be effective for annual periods, including interim periods within those annual periods, beginning after December 15, 2015. Early adoption is permitted for all entities. We are evaluating the impact of ASU 2015-05 on our consolidated financial statements and have not yet adopted the new standard.

In May 2014, the FASB issued ASU 2014-09, "Revenue from Contracts with Customers (Topic 606)." The core principle of ASU 2014-09 is that an entity should recognize revenue to depict the transfer of promised goods or services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 will replace most existing revenue recognition guidance in GAAP and permits the use of either the retrospective or cumulative effect transition method. The standard requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments. The amendments are effective for annual reporting periods beginning after December 15, 2016, including interim periods within that reporting period. On July 9, 2015, the FASB voted to defer the effective date of the new revenue recognition standard by one year and permit early adoption but not before the original effective date of December 15, 2016. We are evaluating the impact of ASU 2014-09 on our consolidated financial statements.

NOTE 2—SETTLEMENT PROCESSING ASSETS AND OBLIGATIONS

Funds settlement refers to the process of transferring funds for sales and credits between card issuers and merchants. For transactions processed on our systems, we use our internal network to provide funding instructions to financial institutions that in turn fund the merchants. We process funds settlement under two models, a sponsorship model and a direct membership model.

Under the sponsorship model, we are designated as a Merchant Service Provider by MasterCard and an Independent Sales Organization by Visa, which means that member clearing banks ("Member") sponsor us and require our adherence to the standards of the payment networks. In certain markets, we have sponsorship or depository and clearing agreements with financial institution sponsors. These agreements allow us to route transactions under the Members' control and identification numbers to clear credit card transactions through MasterCard and Visa. In this model, the standards of the payment networks restrict us from performing funds settlement or accessing merchant settlement funds, and, instead, require that these funds be in the possession of the Member until the merchant is funded.

Under the direct membership model, we are members in various payment networks, allowing us to process and fund transactions without third-party sponsorship. In this model, we route and clear transactions directly through the card brand’s network and are not restricted from performing funds settlement. Otherwise, we process these transactions similarly to how we process transactions in the sponsorship model. We are required to adhere to the standards of the payment networks in which we are direct members. We maintain relationships with financial institutions, which may also serve as our Member sponsors for other card brands or in other markets, to assist with funds settlement.

Timing differences, interchange fees, Merchant Reserves and exception items cause differences between the amount received from the payment networks and the amount funded to the merchants. These intermediary balances arising in our settlement process for direct merchants are reflected as settlement processing assets and obligations on our consolidated balance sheets. Settlement processing assets and obligations include the components outlined below:

•	Interchange reimbursement - our receivable from merchants for the portion of the discount fee related to reimbursement of the interchange fee.

•	Receivable from Members - our receivable from the Members for transactions in which we have advanced funding to the Members to fund merchants in advance of receipt of funding from networks.

•	Receivable from networks - our receivable from a payment network for transactions processed on behalf of merchants where we are a direct member of that particular network.

•	Exception items - items such as customer chargeback amounts received from merchants.

•	Merchant Reserves - reserves held to minimize contingent liabilities associated with losses that may occur under the merchant agreement.

•	Liability to Members - our liability to the Members for transactions for which funding from the payment network has been received by the Members but merchants have not yet been funded.

•	Liability to merchants - our liability to merchants for transactions that have been processed but not yet funded where we are a direct member of a particular payment network.

•
Reserve for operating losses - our allowance for charges or losses that we are not able to collect from the merchants due to merchant fraud, insolvency, bankruptcy or any other merchant-related reason.

•	Reserves for sales allowances.

We apply offsetting to our settlement processing assets and obligations where legal right of offset exists. In the sponsorship model, we apply offsetting by Member because the Member is ultimately responsible for funds settlement. With these Member transactions, we do not have access to the gross proceeds of the receivable from the payment networks and, thus, do not have a direct obligation or any ability to satisfy the payable to fund the merchant. In these situations, we apply offsetting to determine a net position with each Member sponsor. If that net position is an asset, we reflect the net amount in settlement processing assets on our consolidated balance sheet, and we present the individual components in the settlement processing assets table below. If that net position is a liability, we reflect the net amount in settlement processing obligations on our consolidated balance sheet, and we present the individual components in the settlement processing obligations table below. In the direct membership model, offsetting is not applied, and the individual components are presented as an asset or obligation based on the nature of that component.

During the year ended May 31, 2015, we changed from the sponsorship model to a direct membership model in certain of our markets. As a result, for these markets, we have recorded the gross positions of settlement processing assets and obligations at May 31, 2015 in our consolidated balance sheet; whereas these positions were reflected on a net basis in the prior year.

As of May 31, 2015 and 2014, settlement processing assets and obligations consisted of the following:

	2015	2014

	(in thousands)
Settlement processing assets:
Interchange reimbursement	$186,660	$217,806
Receivable from Members	294,837	206,322
Receivable from networks	1,919,148	430,763
Exception items	4,920	5,573
Merchant Reserves	(10,743)	(79,547)
	$2,394,822	$780,917

Settlement processing obligations:
Interchange reimbursement	$68,444	$54,459
Liability to Members	(628)	(5,490)
Liability to merchants	(1,931,390)	(407,651)
Exception items	5,331	6,313
Merchant Reserves	(169,442)	(96,622)
Reserve for operating losses	(1,286)	(1,725)
Reserve for sales allowances	(4,929)	(601)
	$(2,033,900)	$(451,317)

NOTE 3—BUSINESS AND INTANGIBLE ASSET ACQUISITIONS AND JOINT VENTURES

In the years ended May 31, 2015, 2014, and 2013, we acquired the following businesses and intangible assets:

	Date Acquired	Percentage Ownership
Fiscal 2015
Realex (Republic of Ireland)	March 25, 2015	95%
Ezidebit (Australia)	October 10, 2014	100%

Fiscal 2014
PayPros (United States)	March 4, 2014	100%

Fiscal 2013
Banca Civica (Spain)	December 12, 2012	100%
Accelerated Payment Technologies (United States)	October 1, 2012	100%

Fiscal 2015

Realex Payments

On March 25, 2015, we acquired approximately 95% of the outstanding shares of Pay and Shop Limited for €110.2 million in cash ($118.9 million equivalent as of the acquisition date) funded by borrowings on our revolving credit facility. Pay and Shop Limited, which does business as Realex Payments ("Realex"), is a leading European online payment gateway technology provider based in Dublin, Ireland. This transaction furthers our strategy to provide omni-channel solutions that combine gateway services, payment service provisioning and merchant acquiring across Europe. This transaction was recorded as a business combination. We recorded the assets acquired, liabilities assumed and noncontrolling interest at fair value as of the acquisition date. Due to the timing of this transaction, we have not finalized the valuation of intangible assets acquired and related deferred income taxes. In connection with the acquisition of Realex, we paid a transaction-related tax of $1.2 million. Other acquisition costs were not material. The revenue and earnings of Realex for the year ended May 31, 2015 were not material nor were the historical revenue and earnings of Realex material for the purpose of presenting pro forma information for the current or prior-year periods.

The following table summarizes the preliminary fair value of the assets acquired, liabilities assumed and the noncontrolling interest as of the acquisition date (in thousands):

Cash	$4,082
Customer-related intangible assets	16,079
Acquired technology	39,820
Trade name	3,453
Other intangible assets	399
Other assets	6,183
Liabilities	(3,860)
Deferred income tax liabilities	(7,216)
58,940
Goodwill	67,220
Noncontrolling interest	(7,280)
Total purchase consideration	$118,880

Goodwill of $67.2 million arising from the acquisition was included in the Europe segment and was attributable to expected growth opportunities in Europe and an assembled workforce to support the newly acquired technology. Goodwill associated with this acquisition is not deductible for tax purposes. The customer-related intangible assets have an estimated amortization period of 16 years. The acquired technology has an estimated amortization period of 10 years. The trade name has an estimated amortization period of 7 years.

Ezidebit

On October 10, 2014, we completed the acquisition of 100% of the outstanding stock of Ezi Holdings Pty Ltd ("Ezidebit") for AUD302.6 million in cash ($266.0 million equivalent as of the acquisition date). This acquisition was funded by a combination of cash on hand and borrowings on our revolving credit facility. Ezidebit is a leading integrated payments company focused on recurring payments verticals in Australia and New Zealand. Ezidebit markets its services through a network of integrated software vendors and direct channels to numerous vertical markets. We acquired Ezidebit to establish a direct distribution channel in Australia and New Zealand and to further enhance our existing integrated solutions offerings. This transaction was recorded as a business combination. We recorded the assets acquired and liabilities assumed at fair value as of the acquisition date. Due to the timing of this transaction, we have not finalized the valuation of deferred income taxes. Acquisition costs associated with this purchase were not material. The revenue and earnings of Ezidebit for the year ended May 31, 2015 were not material nor were the historical revenue and earnings of Ezidebit material for the purpose of presenting pro forma information for the current or prior-year periods.

The following table summarizes the preliminary fair value of the assets acquired and liabilities assumed as of the acquisition date (in thousands):

Cash	$45,826
Customer-related intangible assets	42,721
Acquired technology	27,954
Trade name	2,901
Other assets	4,152
Liabilities	(49,797)
73,757
Goodwill	192,225
Total purchase consideration	$265,982

Goodwill of $192.2 million arising from the acquisition was included in the Asia-Pacific segment and was attributable to expected growth opportunities in Australia and New Zealand, as well as growth opportunities and operating synergies in integrated payments in our existing Asia-Pacific and North America markets. Goodwill associated with this acquisition is not deductible for tax purposes. The customer-related intangible assets have an estimated amortization period of 15 years. The acquired technology has an estimated amortization period of 15 years. The trade name has an estimated amortization period of 5 years.

Central and Eastern European Venture

On July 27, 2015 we announced an agreement with CaixaBank, S.A. ("CaixaBank") and Erste Group Bank AG (“Erste Group”) to form a venture to provide merchant acquiring and payment services in three core Central and Eastern Europe locations: the Czech Republic, the Slovak Republic and Romania. As part of the agreement, Global Payments and CaixaBank will form an entity, of which Global Payments will have a 51 percent majority interest. This newly formed entity will pay €30 million ($33 million equivalent as of the agreement date) in cash to acquire a 51 percent majority ownership in the venture with Erste Group, which will contribute its existing merchant acquiring businesses in each of the three countries to the venture and hold a 49 percent interest. The transaction is expected to close in the second half of fiscal 2016, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

FIS Gaming Business

On September 30, 2014, we entered into an asset purchase agreement with Certegy Check Services, Inc., a wholly-owned subsidiary of Fidelity National Information Services, Inc. ("FIS"), to acquire substantially all of the assets of its gaming business related to licensed gaming operators (the "FIS Gaming Business"). On June 1, 2015, after the end of fiscal 2015, we completed the acquisition, which includes approximately 260 gaming client locations, for $237.5 million in cash, funded from borrowings on our revolving credit facility and cash on hand. We acquired the FIS Gaming Business to expand our direct distribution and service offerings in the gaming industry. This transaction will be recorded as a business combination, and we will record the assets acquired and liabilities assumed at fair value as of the acquisition date. Due to the timing of this transaction, the initial accounting for the business combination is incomplete because the appraisal of the acquired assets has not yet been received. Acquisition costs associated with this purchase were not material.

On September 30, 2014, we entered into a gaming bureau license agreement and an outsourcing agreement with FIS. Under the license agreement, we acquired a perpetual software license for a gaming bureau application that we believe enhances our casino clients’ credit decision process. The software license is reflected in property and equipment in our consolidated balance sheet at May 31, 2015. Under the outsourcing agreement, which has a term of 10 years, we have engaged FIS to provide a variety of services for our gaming clients, including: check and ACH verification services, collection services, claims management services, billing services and other gaming bureau services. The outsourcing agreement became effective on June 1, 2015, when the asset purchase agreement closed.

Bank of the Philippine Islands

On December 17, 2014, we announced an agreement with Bank of the Philippine Islands ("BPI") to provide merchant acquiring and payment services in the Philippines. We believe this arrangement will enable us to expand our direct distribution in the Philippines, further leverage our technological strengths and provide superior product and service offerings to customers in the Philippines. Under this arrangement, BPI will contribute its existing merchant acquiring business to our subsidiary in the Philippines, Global Payments Asia-Pacific Philippines Incorporated ("GP Philippines"), in return for a 49% ownership interest in GP Philippines and a cash payment of $3.6 million. We will retain a controlling 51% interest in GP Philippines, which is included in our Asia-Pacific segment. The transaction is expected to close late in the first quarter of fiscal 2016, subject to receipt of regulatory approvals and satisfaction of customary closing conditions.

Fiscal 2014

PayPros

On March 4, 2014, we completed the acquisition of 100% of the outstanding stock of Payment Processing, Inc. ("PayPros") for $426.5 million in cash. We funded the acquisition with a combination of cash on hand and borrowings on our Term Loan (as defined in "Note 6 - Long Term Debt and Credit Facilities"). PayPros is a provider of fully-integrated payment solutions for small-to-medium sized merchants in the United States.  PayPros delivers its services through a network of technology-based enterprise software partners to vertical markets that are complementary to the markets served by Accelerated Payment Technologies ("APT"), which we acquired in October 2012. We acquired PayPros to expand our direct distribution capabilities in the United States and to further enhance our existing integrated solutions offerings. This transaction was recorded as a business combination. We recorded the assets acquired and liabilities assumed at fair value as of the acquisition date. Acquisition costs associated with this business combination were not material.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date (in thousands):

Property and equipment	$1,680
Customer-related intangible assets	147,500
Contract-based intangible assets	30,200
Acquired technology	10,800
Other assets	3,872
Deferred income tax liabilities	(38,478)
155,574
Goodwill	270,878
Total purchase consideration	$426,452

Goodwill of $270.9 million arising from the acquisition was included in the North America segment and was attributable primarily to operating synergies with the services offered and markets served by PayPros. The goodwill associated with the acquisition is not deductible for tax purposes. The customer-related intangible assets and the contract-based intangible assets have estimated amortization periods of 13 years. The acquired technology has an estimated amortization period of 7 years.

The amount of revenue and earnings of PayPros since the acquisition date included in the consolidated statement of income for fiscal 2014 was not material. The following pro forma information shows the results of our operations for year ended May 31, 2014 and May 31, 2013 as if the PayPros acquisition had occurred June 1, 2012. The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of that date. The pro forma information is also not intended to be a projection of future results due to the integration of the acquired business.

	Year Ended May 31,
	Unaudited
	2014	2014	2013	2013
	(Actual)	(Pro forma)	(Actual)	(Pro forma)

	(in thousands, except per share data)
Total revenues	$2,554,236	$2,628,547	$2,375,923	$2,465,319
Net income attributable to Global Payments	$245,286	$241,272	$216,125	$207,032

Net income per share attributable to Global Payments, basic	$1.70	$1.68	$1.39	$1.33
Net income per share attributable to Global Payments, diluted	$1.69	$1.66	$1.38	$1.33

Comercia Global Payments Brazil

Effective September 30, 2013, CaixaBank, S.A. ("CaixaBank"), which owns 49% of Comercia Global Payments ("Comercia"), our subsidiary in Spain, purchased 50% of Global Payments Brazil for $2.1 million in cash and a commitment to fund the capital needs of the business until such time as its cumulative funding was equal to funding that we provided from inception through the effective date of the transaction.  The transaction created a new joint venture which does business as Comercia Global Payments Brazil.  As a result of the transaction, we deconsolidated Global Payments Brazil. Thereafter, we have applied the equity method of accounting to our retained interest in Global Payments Brazil.  We recorded a gain on the transaction of $2.1 million which was included in other income in the consolidated statement of income. The results of Global Payments Brazil from inception until the restructuring into a joint venture on September 30, 2013 were not material to our consolidated results of operations, and the assets and liabilities that we derecognized were not material to our consolidated balance sheet.

CaixaBank completed its initial funding commitment in late fiscal 2014. During fiscal 2015, we and CaixaBank each made additional capital investments in Global Payments Brazil of $11.4 million.

Fiscal 2013

Banca Civica

On December 12, 2012, Comercia completed the acquisition of the merchant acquiring business of Banca Civica, S.A. ("Civica") from CaixaBank for €17.5 million in cash ($22.9 million equivalent as of the acquisition date). This transaction was recorded as a business combination. We recorded the assets acquired and liabilities assumed at fair value as of the acquisition date. The results of operations of this business were not significant to our consolidated results of operations and, accordingly, we have not provided pro forma information relating to this acquisition. Acquisition costs associated with this business combination were not material.

The following table summarizes the fair value of the identifiable assets acquired as of the acquisition date (in thousands):

Customer-related intangible assets	$4,576
Contract-based intangible assets	13,858
18,434
Goodwill	4,445
Total purchase consideration	$22,879

The goodwill associated with the acquisition was included in the Europe segment and is not deductible for tax purposes. The customer-related and contract-based intangible assets have estimated amortization periods of 10 and 18 years, respectively.

Accelerated Payment Technologies

On October 1, 2012, we completed the acquisition of 100% of the common stock of APT for $410.2 million in cash. We funded the acquisition using proceeds from a term loan. We acquired APT, a provider of fully-integrated payment technology solutions for small and medium sized merchants, to expand our direct distribution capabilities in the United States. This transaction was recorded as a business combination. We recorded the assets acquired and liabilities assumed at fair value as of the acquisition date. Acquisition costs associated with this business combination were not material.

The following table summarizes the fair value of the identifiable assets acquired and liabilities assumed as of the acquisition date (in thousands):

Property and equipment	$1,309
Acquired technology	15,000
Customer-related intangible assets	97,200
Contract-based intangible assets	30,600
Other assets	3,708
Deferred income tax liabilities	(46,167)
101,650
Goodwill	308,518
Total purchase consideration	$410,168

Goodwill of $308.5 million arising from the acquisition was included in the North America segment and is not deductible for tax purposes. The customer-related intangible assets have estimated amortization periods of 12 years. The contract-based intangible assets have estimated amortization periods of 1.5 to 10 years. The acquired technology has an estimated amortization period of 8 years.

Prior to the acquisition, we processed transactions for the majority of APT's merchants through an ISO arrangement. As a result, our revenue did not materially change with this acquisition and the amount of incremental revenue and earnings of APT since the acquisition date included in the consolidated statement of income for fiscal 2013 was not material. Following the acquisition, we no longer pay a monthly residual to APT. The following pro forma information shows the results of our operations for year ended May 31, 2013 as if the APT acquisition had occurred June 1, 2011. The pro forma information is presented for information purposes only and is not necessarily indicative of what would have occurred if the acquisition had been made as of that date. The pro forma information is also not intended to be a projection of future results due to the integration of the acquired business.

	Year Ended May 31,
	Unaudited
	2013	2013
	(Actual)	(Pro forma)

	(in thousands, except per share data)
Total revenues	$2,375,923	$2,380,098
Net income attributable to Global Payments	$216,125	$217,122

Net income per share attributable to Global Payments, basic	$1.39	$1.40
Net income per share attributable to Global Payments, diluted	$1.38	$1.39

Redeemable Noncontrolling Interest Acquisition

On July 26, 2012, we entered into an agreement to purchase HSBC Asia's 44% interest in Global Payments Asia-Pacific Limited ("GPAP") for $242.0 million in cash, which we completed on December 1, 2012. We used a combination of excess cash and existing borrowings to fund the transaction.

The purchase was treated as an equity transaction and reflected as a financing cash outflow in our statement of cash flows. Accordingly, no additional value was ascribed to the assets of GPAP. The difference between the maximum redemption amount of the redeemable noncontrolling interest at July 26, 2012 and our purchase price was recorded as a reduction of paid-in capital of $96.0 million. In accordance with ASC Topic 480, Distinguishing Liabilities from Equity ("ASC 480"), from the agreement date through the close of the transaction, we accounted for our commitment to purchase the remaining 44% of GPAP as a freestanding forward contract. Accordingly as of July 26, 2012, we stopped attributing income to redeemable noncontrolling interest and any subsequent distributions to holders of the redeemable noncontrolling interest were characterized as interest expense. HSBC Asia was entitled to dividends through the closing of the transaction pursuant to the GPAP shareholders' agreement and the purchase agreement. During fiscal 2013, we declared a dividend for fiscal year 2012 of which $8.4 million was paid to HSBC Asia. During fiscal 2014, we declared an additional dividend related to GPAP operations for fiscal year 2013 through the closing date of which $3.3 million was paid to HSBC Asia. Such dividends are reflected as interest expense in our consolidated statements of income in the accordance with the provisions of ASC 480.

NOTE 4—PROPERTY AND EQUIPMENT

As of May 31, 2015 and 2014, property and equipment consisted of the following:

	Range of Useful Lives (Years)	2015	2014

		(in thousands)
Land	N/A	$1,571	$1,942
Buildings	25-30	26,236	33,996
Equipment	2-10	197,186	204,102
Software	2-10	248,137	224,766
Leasehold improvements	3-15	20,458	19,399
Furniture and fixtures	3-7	3,705	3,809
Work in progress	N/A	56,782	53,704
		554,075	541,718
Less accumulated depreciation and amortization		179,932	171,965
		$374,143	$369,753

Total depreciation and amortization expense of property and equipment was $64.9 million, $60.1 million, and $55.0 million for the years ended May 31, 2015, 2014 and 2013, respectively.

NOTE 5—GOODWILL AND INTANGIBLE ASSETS

As of May 31, 2015 and 2014, goodwill and intangible assets consisted of the following:

	2015	2014

	(in thousands)
Goodwill	$1,491,833	$1,337,285
Other intangible assets:
Customer-related intangible assets	$718,011	$714,704
Trademarks and trade names	10,777	6,140
Acquired technology	93,194	25,700
Contract-based intangible assets	130,874	145,967
	952,856	892,511
Less accumulated amortization:
Customer-related intangible assets	342,488	317,629
Trademarks and trade names	4,437	4,147
Acquired technology	8,509	3,531
Contract-based intangible assets	37,286	32,031
	392,720	357,338
	$560,136	$535,173

The following table sets forth the changes in the carrying amount of goodwill for the years ended May 31, 2015 and 2014:

	North America	Europe	Asia-Pacific	Total

	(in thousands)
Balance at May 31, 2013	$519,175	$464,769	$60,278	$1,044,222
Accumulated impairment losses	—	—	—	—
Balance at May 31, 2013	519,175	464,769	60,278	1,044,222

Goodwill acquired	271,577	—	—	271,577
Effect of foreign currency translation	(4,097)	26,269	(686)	21,486
Balance at May 31, 2014	786,655	491,038	59,592	1,337,285
Accumulated impairment losses	—	—	—	—
Balance at May 31, 2014	786,655	491,038	59,592	1,337,285

Goodwill acquired	4,794	67,220	192,225	264,239
Effect of foreign currency translation	(11,715)	(72,337)	(25,639)	(109,691)
Balance at May 31, 2015	779,734	485,921	226,178	1,491,833
Accumulated impairment losses	—	—	—	—
Balance at May 31, 2015	$779,734	$485,921	$226,178	$1,491,833

Customer-related intangible assets, acquired technology and trade names acquired during the year ended May 31, 2015 had weighted-average amortization periods of 15.1 years, 9.1 years and 6.1 years, respectively. Customer-related intangible assets, contract-based intangible assets and acquired technology acquired during the year ended May 31, 2014 had weighted-average amortization periods of 13.2 years, 13.2 years and 6.5 years, respectively. Amortization expense of acquired intangibles was $72.6 million, $61.9 million, and $56.8 million for fiscal 2015, 2014 and 2013, respectively.

The estimated amortization expense of acquired intangibles as of May 31, 2015 for the next five fiscal years, calculated using the exchange rate at the date of acquisition, if applicable, is as follows (in thousands):

2016	$76,295
2017	71,471
2018	65,004
2019	61,234
2020	55,889

NOTE 6—LONG-TERM DEBT AND CREDIT FACILITIES

As of May 31, 2015 and 2014, long-term debt consisted of the following:

	2015	2014

	(in thousands)
Term loan (face amount of $1,234,375 and $1,250,000 at May 31, 2015 and 2014, respectively, less unamortized debt issuance costs of $2,433 and $3,172 at May 31, 2015 and 2014, respectively)	$1,231,942	$1,246,828
Corporate credit facility	508,125	140,000
Notes payable	—	3,679
Total long-term debt	1,740,067	1,390,507
Less current portion of long-term debt (face amount of $62,500 and $17,677 at May 31, 2015 and 2014, respectively, less unamortized debt issuance costs of $716 and $739 at May 31, 2015 and 2014, respectively)	61,784	16,938
Long-term debt, excluding current portion	$1,678,283	$1,373,569

Maturity requirements on long-term debt by fiscal year are as follows (in thousands):

2016	$62,500
2017	78,125
2018	125,000
2019	1,476,875
Total	$1,742,500

On February 28, 2014, we entered into an amended and restated term loan agreement ("Term Loan") and an amended and restated credit agreement ("Corporate Credit Facility") with a syndicate of financial institutions.

The Term Loan is a five-year senior unsecured $1.25 billion term loan. We used proceeds from the Term Loan to partially fund our acquisition of PayPros on March 4, 2014 and to repay the outstanding balances on our previously existing term loan and revolving credit facility.

The Term Loan expires February 28, 2019 and bears interest, at our election, at either LIBOR or a base rate, in each case plus a leverage-based margin. As of May 31, 2015, the interest rate on the Term Loan was 1.94%. From May 2015 to November 2018, the Term Loan has scheduled quarterly principal payments of 1.25%, increasing up to 2.50%, of the original principal balance. At maturity, 27.5% of the Term Loan will have been repaid through scheduled principal payments and the remaining principal balance will be due. With notice, the Term Loan may be voluntarily prepaid at any time, in whole or in part, without penalty.

The Corporate Credit Facility is a five-year senior unsecured $1 billion revolving credit facility that expires February 28, 2019 and bears interest, at our election, at either LIBOR or a base rate, in each case plus a leverage-based margin. As of May 31, 2015, the interest rate on the Corporate Credit Facility was 1.90%. The Corporate Credit Facility is available for general corporate purposes, and borrowing under the Corporate Credit Facility is available in various currencies.

The Corporate Credit Facility allows us to issue standby letters of credit of up to $100 million in the aggregate. Outstanding letters of credit under the Corporate Credit Facility reduce the amount of borrowings available to us. Borrowings available to us under the Corporate Credit Facility are further limited by the covenants described below under "Compliance with Covenants." At May 31, 2015 and 2014, we had standby letters of credit of $7.6 million and $8.1 million, respectively. The total available incremental borrowings under our Corporate Credit Facility at May 31, 2015 and 2014 was $484.3 million and $851.9 million, respectively. We are required to pay a quarterly commitment fee on the unused portion of the Corporate Credit Facility.

Upon closing of the Term Loan and the Corporate Credit Facility, which occurred on February 28, 2014, we repaid the outstanding balance of $612.5 million on our previously existing term loan and the outstanding balance of $290 million on our previously existing revolving credit facility together with accrued interest and fees on each. In connection with the debt refinancing, we recorded a loss of $2.1 million, representing the write off the remaining unamortized debt issuance costs associated with the previously existing term loan. We reported this loss in Interest and other expense in our consolidated statement of income for the year ended May 31, 2014. We incurred fees and expenses associated with these new arrangements of approximately $6.0 million, which was capitalized as debt issuance costs. Debt issuance costs are included in other non-current assets in our consolidated balance sheet at May 31, 2015 and are being amortized over the terms of the Term Loan and Corporate Credit facility.

The agreements contain customary affirmative and restrictive covenants, including, among others, financial covenants based on our leverage and fixed charge coverage ratios. See "Compliance with Covenants" below. Each of the agreements includes customary events of default, the occurrence of which, following any applicable cure period, would permit lenders to, among other things, declare the principal, accrued interest and other obligations to be immediately due and payable.

Short-term Lines of Credit

We have short-term lines of credit with banks in the United States and Canada as well as several countries in Europe and Asia in which we do business. The short-term lines of credit, which are restricted for use in funding settlement, generally have variable short-term interest rates and are subject to annual review. The credit facilities are generally denominated in local currency but may, in some cases, facilitate borrowings in multiple currencies. For certain of our lines of credit, the line of credit balance is reduced by the amount of cash we have on deposit in specific accounts with the lender when determining the available credit. Accordingly, the amount of the outstanding line of credit may exceed the stated credit limit when the net position is less than the credit limit. As of May 31, 2015 a total of $193.2 million of cash on deposit was used to determine the available credit.

As of May 31, 2015 and 2014, respectively, we had $592.6 million and $440.1 million outstanding under these short-term lines of credit with additional capacity as of May 31, 2015, of $567.5 million to fund settlement. The weighted-average interest rate on these borrowings was 1.5% and 1.7%, at May 31, 2015 and 2014, respectively. We are required to pay a commitment fee on unused portions of short-term lines of credit.

During the year ended May 31, 2015, the maximum and average outstanding balances under these lines of credit were $1,258.7 million and $647.3 million, respectively. The maximum outstanding amount was greater than our period-end balance due to the timing of settlement funding.

Compliance with Covenants

There are certain financial and non-financial covenants contained in our various credit facilities and Term Loan. Our Term Loan and Corporate Credit Facility agreements include financial covenants requiring (i) a leverage ratio no greater than 3.50 to 1.00 (3.75 to 1.00 in the case of a business acquisition, subject to certain conditions) and (ii) a fixed charge coverage ratio no less than 2.50 to 1.00. We complied with all applicable covenants as of and for the year ended May 31, 2015.

Interest Rate Swap Agreement

On October 9, 2014, we entered into an interest rate swap agreement with a major financial institution to hedge changes in cash flows attributable to interest rate risk on a portion of our variable-rate debt instruments. The interest rate swap agreement, which became effective on October 31, 2014, will mature on February 28, 2019. At May 31, 2015, our interest rate swap agreement effectively converted $500 million of our variable-rate debt to a fixed rate of 1.52% plus a leverage-based margin. The fair value of our interest rate swap as of May 31, 2015 was a liability of $6.2 million, which is reflected in accounts payable and accrued liabilities in the consolidated balance sheet. Net amounts to be received or paid under the swap agreement are reflected as adjustments to interest expense. Since we have designated the interest rate swap agreement as a cash flow hedge, unrealized gains or losses resulting from adjusting the swap to fair value are recorded as components of other comprehensive income except for any ineffective portion of the change in fair value, which would be immediately recorded in interest expense. During the year ended May 31, 2015, there was no ineffectiveness. The fair value of the swap agreement was determined based on the present value of the estimated future net cash flows using implied rates in the applicable yield curve as of the valuation date. This derivative instrument was classified within Level 2 of the valuation hierarchy.

During the year ended May 31, 2015, we recognized $4.0 million in interest expense related to settlements on the interest rate swap. At May 31, 2015, the amount in accumulated other comprehensive income related to our interest rate swap that is expected to be reclassified into interest expense during the next 12 months was not material.

Interest Expense

Interest expense was $39.9 million, $37.5 million and $31.7 million for the years ended May 31, 2015, 2014 and 2013, respectively. Interest expense is comprised primarily of interest on our long-term debt and short-term lines of credit. Interest expense also includes settlements on our interest rate swap, amortization of deferred debt issuance costs, commitment fees on the unused portions of our Corporate Credit Facility and short-term lines of credit and interest related to unrecognized income tax benefits. Interest expense of $3.6 million that had been accrued related to an unrecognized tax benefit was eliminated as of May 31, 2015 and reflected as a reduction to Interest and other expense in the year ended May 31, 2015 in our consolidated statement of income. See "Note 8 - Income Tax" for further discussion.

Interest expense during the year ended May 31, 2014 includes a loss on extinguishment of debt of $2.1 million in connection with the refinancing of our term loan and revolving credit facilities. Interest expense for the years ended May 31, 2014 and 2013 includes dividend payments to HSBC Asia in the amounts of $3.3 million and $8.4 million, respectively, related to a redeemable noncontrolling interest that HSBC Asia held in Global Payments Asia-Pacific. See "Note 3 - Business and Intangible Asset Acquisitions and Joint Ventures-Redeemable Noncontrolling Interest Acquisition" for further discussion.

NOTE 7—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

As of May 31, 2015 and 2014, accounts payable and accrued liabilities consisted of the following:

	2015	2014

	(in thousands)
Trade accounts payable	$22,836	$13,076
Compensation and benefits	57,238	61,193
Third party processing expenses	4,399	11,062
Commissions to third parties	63,737	66,551
Accrued fees and assessment expenses	39,417	51,649
Other	125,020	86,499
	$312,647	$290,030

NOTE 8—INCOME TAX

The provision for income taxes for the years ended May 31, 2015, 2014 and 2013 consisted of the following:

	2015	2014	2013

	(in thousands)
Current income tax expense:
Federal	$25,022	$49,178	$16,326
State	3,905	3,856	987
Foreign	(10,346)	48,075	36,020
	18,581	101,109	53,333
Deferred income tax expense:
Federal	14,822	1,568	26,302
State	3,606	1,206	3,568
Foreign	70,986	3,515	12,368
	89,414	6,289	42,238
	$107,995	$107,398	$95,571

The income tax expense allocated to noncontrolling interests was $8.6 million, $5.2 million and $4.2 million for the years ended May 31, 2015, 2014 and 2013, respectively.

The following presents income before income taxes for the years ended May 31, 2015, 2014 and 2013:

	2015	2014	2013

	(in thousands)
United States	$135,901	$153,453	$137,501
Foreign	281,209	223,897	196,783
	$417,110	$377,350	$334,284

Our effective tax rates for the years ended May 31, 2015, 2014 and 2013, respectively, differ from the federal statutory rate as follows:

	2015	2014	2013
Federal U.S. statutory rate	35.0%	35.0%	35.0%
State income taxes, net of federal income tax benefit	1.1	0.9	0.9
Foreign income taxes	(8.5)	(7.2)	(7.0)
Foreign interest income not subject to tax	(1.8)	(2.1)	(2.8)
Tax credits and other	1.0	3.1	3.7
Effective tax rate attributable to Global Payments	26.8	29.7	29.8
Effective tax rate allocated to noncontrolling interests	(0.9)	(1.2)	(1.2)
Effective tax rate	25.9%	28.5%	28.6%

Deferred income taxes are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax laws and rates. Deferred income taxes as of May 31, 2015 and 2014 reflect the effect of temporary differences between the amounts of assets and liabilities for financial accounting and income tax purposes. As of May 31, 2015 and 2014, principal components of deferred tax items were as follows:

	2015	2014

	(in thousands)
Deferred income tax assets:
Basis difference - U.K. business	$24,520	$96,720
Foreign income tax credit carryforward	14,172	11,819
Foreign net operating loss carryforward	2,330	6,881
U.S. net operating loss carryforward	6,927	22,074
Share-based compensation expense	7,727	5,916
Other	8,636	6,266
	64,312	149,676
Less valuation allowance	(3,823)	(7,199)
	60,489	142,477
Deferred income tax liabilities:
Acquired intangible assets	147,239	149,440
Property and equipment	63,957	53,238
Taxes on unremitted earnings and other	4,992	5,470
Foreign currency translation	14,659	26,813
Other	2,069	1,800
	232,916	236,761
Net deferred income tax liability	$(172,427)	$(94,284)

The net deferred income tax liability is reflected on our consolidated balance sheets as of May 31, 2015 and 2014 as follows:

	2015	2014

	(in thousands)
Noncurrent deferred income tax asset	30,428	101,940
Noncurrent deferred income tax liability	(202,855)	(196,224)
	$(172,427)	$(94,284)

Undistributed earnings of $696.9 million from certain foreign subsidiaries are considered to be permanently reinvested abroad and will not be repatriated to the United States in the foreseeable future. Because those earnings are considered to be indefinitely reinvested, no domestic federal or state deferred income taxes have been provided thereon. If we were to make a distribution of any portion of those earnings in the form of dividends or otherwise, we would be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes payable to the various foreign jurisdictions. Because of the availability of U.S. foreign tax credit carryforwards, it is not practicable to determine the domestic federal income tax liability that would be payable if such earnings were no longer considered to be reinvested indefinitely.

A valuation allowance is provided against deferred tax assets when it is more likely than not that some portion or all of the deferred tax assets will not be realized. Changes to our valuation allowance during the years ended May 31, 2015 and 2014 are summarized below (in thousands):

Balance at May 31, 2013	$(28,464)
Utilization of foreign net operating loss carryforwards	2,822
Allowance for foreign tax credit carryforward	18,061
Other	382
Balance at May 31, 2014	(7,199)
Utilization of foreign net operating loss carryforwards	3,387
Other	(11)
Balance at May 31, 2015	$(3,823)

Net operating loss carryforwards of foreign subsidiaries totaling $12.4 million and U.S. net operating loss carryforwards previously acquired totaling $19.8 million at May 31, 2015 will expire between May 31, 2017 and May 31, 2033 if not utilized. Capital loss carryforwards of U.S. subsidiaries totaling $4.7 million will expire if not utilized by May 31, 2017. Tax credit carryforwards totaling $8.4 million at May 31, 2015 will expire between May 31, 2017 and May 31, 2023 if not utilized.

We conduct business globally and file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. In the normal course of business, we are subject to examination by taxing authorities around the world.

As a result of events that occurred in the fourth quarter of the year ended May 31, 2015, management concluded that it was more likely than not that the tax positions in a foreign jurisdiction, for which we had recorded estimated liabilities of $65.6 million in other noncurrent liabilities on our consolidated balance sheet, would be sustained on their technical merits based on information available as of May 31, 2015. Therefore, the liability and corresponding deferred tax assets were eliminated as of May 31, 2015. The uncertain tax positions have been subject to an ongoing examination in that foreign jurisdiction by the tax authority. Discussions and correspondence between the tax authority and us during the fourth quarter indicated that the likelihood of the positions being sustained had increased. Subsequent to May 31, 2015, we received a final closure notice regarding the examination resulting in no adjustments to taxable income related to this matter for the tax returns filed for the periods ended May 31, 2010 through May 31, 2013. The unrecognized tax benefits were effectively settled with this final closure notice.

We are no longer subjected to state income tax examinations for years ended on or before May 31, 2008, U.S. federal income tax examinations for fiscal years prior to 2012 and United Kingdom federal income tax examinations for years ended on or before May 31, 2013.

A reconciliation of the beginning and ending amounts of unrecognized income tax benefits, excluding penalties and interest, for the years ended May 31, 2015, 2014, and 2013 is as follows:

	2015	2014	2013

	(in thousands)
Balance at the beginning of the year	$67,576	$53,763	$45,595
Additions based on income tax positions related to the current year	6,311	8,551	8,778
Additions for income tax positions of prior years	512	296	142
Foreign currency impact for income tax positions	(5,713)	5,303	(601)
Reductions for income tax positions of prior years	(32)	(60)	(151)
Settlements with income tax authorities	(504)	(277)	—
Changes in judgment regarding tax position	(65,591)	—	—
Balance at the end of the year	$2,559	$67,576	$53,763

As of May 31, 2015, the total amount of gross unrecognized income tax benefits that, if recognized, would affect the provision for income taxes is $2.6 million.

We recognize interest and penalties related to unrecognized income tax benefits in interest expense and selling, general and administrative expenses, respectively, in our consolidated statement of income. Interest expense of $3.6 million that had been accrued related to the unrecognized tax benefit was eliminated as of May 31, 2015 and was reflected as a reduction to Interest and other expense in the year ended May 31, 2015 in our consolidated statement of income.

NOTE 9—SHAREHOLDERS’ EQUITY

During fiscal 2015, our Board of Directors authorized the additional repurchase of up to $302.3 million of our common stock. As of May 31, 2015, we had $102.9 million of remaining authorization to repurchase our common stock.

On April 10, 2015, pursuant to the authorization described above, we entered into an Accelerated Share Repurchase program (''ASR'') with a financial institution to repurchase an aggregate of $100 million of our common stock. In exchange for an up-front payment of $100 million, the financial institution committed to deliver a number of shares during the ASR's purchase period, which ended on June 16, 2015. On April 14, 2015, 1,630,988 shares were initially delivered to us. At May 31, 2015, we accounted for the variable component of remaining shares to be delivered under the ASR as a forward contract indexed to our common stock which met all of the applicable criteria for equity classification. At maturity, an additional 324,742 shares was delivered to us. The total number of shares delivered under this ASR was 1,955,730 shares at an average price of $51.13 per share.

During fiscal 2015, in addition to shares repurchased under the ASR, we repurchased and retired 7.0 million shares of our common stock at a cost of $269.0 million, or an average of $38.19 per share, including commissions.

On October 7, 2013, we entered into an ASR with a financial institution to repurchase an aggregate of $100 million of our common stock. In exchange for an upfront payment of $100 million, the financial institution committed to deliver a number of shares during the ASR's purchase period, which ended on January 9, 2014. The total number of shares delivered under this ASR was 3.2 million shares at an average price of $30.48 per share.

During fiscal 2014, in addition to shares repurchased under the ASR, we repurchased and retired 12.4 million shares of our common stock at a cost of $355.0 million, or an average of $28.65 per share, including commissions.

During fiscal 2013, we entered into an ASR with a financial institution to repurchase an aggregate of $125 million of our common stock. In exchange for an up-front payment of $125 million, the financial institution committed to deliver a number of shares during the ASR's purchase period, which ended on March 30, 2013. The total number of shares delivered under this ASR was 5.0 million at an average price of $24.57 per share.

During fiscal 2013, in addition to shares repurchased under the ASR, we repurchased and retired 2.2 million shares of our common stock at a cost of $50.3 million, or an average of $22.28 per share, including commissions.

NOTE 10—SHARE-BASED AWARDS AND OPTIONS

Non-qualified stock options and restricted stock have been granted to officers, key employees and directors under the Global Payments Inc. 2000 Long-Term Incentive Plan, as amended and restated (the "2000 Plan"), the Global Payments Inc. Amended and Restated 2005 Incentive Plan (the "2005 Plan"), the Amended and Restated 2000 Non-Employee Director Stock Option Plan (the "Director Stock Option Plan"), and the Global Payments Inc. 2011 Incentive Plan (the "2011 Plan") (collectively, the "Plans"). There were no further grants made under the 2000 Plan after the 2005 Plan was effective, and the Director Stock Option Plan expired by its terms on February 1, 2011. There will be no future grants under the 2000 Plan, the 2005 Plan or the Director Stock Option Plan.

The 2011 Plan permits grants of equity to employees, officers, directors and consultants. A total of 14.0 million shares of our common stock was reserved and made available for issuance pursuant to awards granted under the 2011 Plan.

The following table summarizes share-based compensation expense and the related income tax benefit recognized for stock options, restricted stock, performance units, TSR units, and shares issued under our employee stock purchase plan (each as described below).

	2015	2014	2013
		(in millions)
Share-based compensation expense	$21.1	$29.8	$18.4
Income tax benefit	$(6.9)	$(7.1)	$(5.6)

We grant various share-based awards pursuant to the Plans under what we refer to as our "long-term incentive plan." The awards are held in escrow and released upon the grantee's satisfaction of conditions of the award certificate.

Restricted Stock and Restricted Stock Units

We grant restricted stock and restricted stock units. Restricted stock awards vest over a period of time, provided, however, that if the grantee is not employed by us on the vesting date, the shares are forfeited. Restricted shares cannot be sold or transferred until they have vested. Restricted stock granted before fiscal 2015 vests in equal installments on each of the first four anniversaries of the grant date. Restricted stock granted during fiscal 2015 will either vest in equal installments on each of the first three anniversaries of the grant date or cliff vest at the end of a three-year service period. The grant date fair value of restricted stock, which is based on the quoted market value of our common stock at the closing of the award date, is recognized as share-based compensation expense on a straight-line basis over the vesting period.

Performance Units

Certain of our executives have been granted up to three types of performance units under our long-term incentive plan. Performance units are performance-based restricted stock units that, after a performance period, convert into common shares, which may be restricted. The number of shares is dependent upon the achievement of certain performance measures during the performance period. The target number of performance units and any market-based performance measures ("at threshold," "target," and "maximum") are set by the Compensation Committee of our Board of Directors. Performance units are converted only after the Compensation Committee certifies performance based on pre-established goals.

The performance units granted to certain executives in fiscal 2014 were based on a one-year performance period. After the Compensation Committee certified the performance results, 25% of the performance units converted to unrestricted shares.  The remaining 75% converted to restricted shares that vest in equal installments on each of the first three anniversaries of the conversion date. The performance units granted to certain executives during fiscal 2015 were based on a three-year performance period. After the Compensation Committee certifies the performance results for the three-year period, performance units earned will convert into unrestricted common stock.

The Compensation Committee may set a range of possible performance-based outcomes for performance units. Depending on the achievement of the performance measures, the grantee may earn up to 200% of the target number of shares. For awards with only performance conditions, we recognize compensation expense over the performance period using the grant date fair value of the award, which is based on the number of shares expected to be earned according to the level of achievement of performance goals. If the number of shares expected to be earned were to change at any time during the performance period, we would make a cumulative adjustment to share-based compensation expense based on the revised number of shares expected to be earned.

During fiscal 2015, certain executives were granted performance units that we refer to as leveraged performance units, or LPUs. LPUs contain a market condition based on our relative stock price growth over a three-year performance period. The LPUs contain a minimum threshold performance which, if not met, would result in no payout. The LPUs also contain a maximum award opportunity set as a fixed dollar and fixed number of shares. After the three-year performance period, one-third of any earned units converts to unrestricted common stock. The remaining two-thirds convert to restricted stock that will vest in equal installments on each of the first two anniversaries of the conversion date. We recognize share-based compensation expense based on the grant date fair value of the LPUs, as determined by use of a Monte Carlo model, on a straight-line basis over the requisite service period for each separately vesting portion of the LPU award.

Total Shareholder Return Units

Before fiscal 2015, certain of our executives were granted total shareholder return ("TSR") units, which are performance-based restricted stock units that are earned based on our total shareholder return over a three-year performance period compared to companies in the S&P 500. Once the performance results are certified, TSR units convert into unrestricted common stock. Depending on our performance, the grantee may earn up to 200% of the target number of shares. The target number of TSR units for each executive is set by the Compensation Committee. We recognize share-based compensation expense based on the grant date fair value of the TSR units, as determined by use of a Monte Carlo model, on a straight-line basis over the vesting period.

The following table summarizes the changes in unvested share-based awards for the years ended May 31, 2015 and 2014 (shares in thousands):

	Shares	Weighted-Average Grant-Date Fair Value

Unvested at May 31, 2013	2,192	$22.00
Granted	1,088	23.55
Vested	(1,286)	22.31
Forfeited	(240)	22.40
Unvested at May 31, 2014	1,754	22.72
Granted	954	36.21
Vested	(648)	23.17
Forfeited	(212)	27.03
Unvested at May 31, 2015	1,848	$28.97

Including the restricted stock, performance units and TSR units described above, the total fair value of share-based awards vested during the years ended May 31, 2015, 2014 and 2013 was $15.0 million, $28.7 million and $13.6 million, respectively.

For these share-based awards, we recognized compensation expense of $19.8 million, $28.2 million and $16.2 million in the years ended May 31, 2015, 2014 and 2013, respectively. As of May 31, 2015, there was $41.3 million of total unrecognized compensation expense related to unvested share-based awards that we expect to recognize over a weighted-average period of 2.1 years.

Employee Stock Purchase Plan

We have an employee stock purchase plan under which the sale of 4.8 million shares of our common stock has been authorized. Employees may designate up to the lesser of $25,000 or 20% of their annual compensation for the purchase of our common stock. The price for shares purchased under the plan is 85% of the market value on the last day of each calendar quarter. As of May 31, 2015, 2.2 million shares had been issued under this plan, with 2.6 million shares reserved for future issuance. We recognized compensation expense for the plan of $0.6 million in each of the years ended May 31, 2015, 2014 and 2013.

The weighted-average grant-date fair value of each designated share purchased under this plan during the years ended May 31, 2015, 2014 and 2013 was approximately $4, $4 and $3, respectively, which represents the fair value of the 15% discount.

Stock Options

Stock options are granted with an exercise price equal to 100% of fair market value on the date of grant and have a term of 10-years. Stock options granted before fiscal 2015 vest in equal installments on each of the first four anniversaries of the grant date. Stock options granted during fiscal 2015 vest in equal installments on each of the first three anniversaries of the grant date. During the year ended May 31, 2015, we granted 306,366 stock options. We did not grant stock options during the years ended May 31, 2014 and 2013. Our stock option plans provide for accelerated vesting under certain conditions.

The following is a summary of our stock option activity as of and for the years ended May 31, 2015 and 2014:

	Options	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term	Aggregate Intrinsic Value
	(in thousands)		(years)	(in millions)
Outstanding at May 31, 2013	3,530	$17.55	3.5	$23.9
Granted	—	—
Forfeited	(130)	19.04
Exercised	(1,868)	15.20
Outstanding at May 31, 2014	1,532	20.36	3.8	21.3
Granted	306	35.78
Forfeited	(48)	27.42
Exercised	(896)	20.15
Outstanding at May 31, 2015	894	$25.47	5.2	$23.9

Options vested and exercisable at May 31, 2015	618	$20.88	3.5	$19.4

Options vested and exercisable at May 31, 2014	1,450	$20.42	3.6	$20.1

We recognized compensation expense for stock options of $0.7 million, $1.0 million and $1.7 million during the years ended May 31, 2015, 2014 and 2013, respectively. The aggregate intrinsic value of stock options exercised during fiscal 2015, 2014 and 2013 was $16.6 million, $24.9 million and $6.3 million, respectively. As of May 31, 2015, we had $1.6 million of unrecognized compensation expense related to unvested stock options that we expect to recognize over a weighted-average period of 3.5 years.

The weighted-average grant-date fair value of each stock option granted during the year ended May 31, 2015 was $8.45. Fair value was estimated on the date of grant using the Black-Scholes valuation model with the following weighted-average assumptions:

Risk-free interest rate	1.57%
Expected volatility	23.65%
Dividend yield	0.13%
Expected life (years)	5

The risk-free interest rate is based on the yield of a zero coupon U.S. Treasury security with a maturity equal to the expected life of the option from the date of the grant. Our assumption on expected volatility is based on our historical volatility. The dividend yield assumption is calculated using our average stock price over the preceding year and the annualized amount of our most current quarterly dividend per share. We based our assumptions on the expected lives of the options on our analysis of the historical exercise patterns of the options and our assumption on the future exercise pattern of options.

NOTE 11—SUPPLEMENTAL CASH FLOW INFORMATION

Supplemental cash flow disclosures for the years ended May 31, 2015, 2014, and 2013 are as follows:

	2015	2014	2013

	(in thousands)
Supplemental cash flow information:
Income taxes paid, net of refunds	$66,726	$94,938	$55,218
Interest paid (1)	$36,537	$33,214	$29,677
(1) Includes distributions to HSBC Asia of $3.3 million and $8.4 million in fiscal 2014 and fiscal 2013, respectively, which were characterized as interest expense pursuant to ASC 480. See "Note 3 - Business and Intangible Asset Acquisitions and Joint Ventures."

NOTE 12—NONCONTROLLING INTERESTS

For the years ended May 31, 2015, 2014 and 2013, net income included in the consolidated statements of changes in equity is reconciled to net income presented in the consolidated statements of income as follows:

	2015	2014	2013

	(in thousands)
Net income attributable to Global Payments	$278,040	$245,286	$216,125
Net income attributable to nonredeemable noncontrolling interests	31,075	24,666	20,774
Subtotal per statement of changes in equity	309,115	269,952	236,899
Net income attributable to redeemable noncontrolling interest	—	—	1,814
Net income	$309,115	$269,952	$238,713

The following table is the reconciliation of net income attributable to noncontrolling interests to comprehensive income attributable to noncontrolling interests for the years ended May 31, 2015 and May 31, 2014:

	2015	2014	2013

	(in thousands)
Net income attributable to noncontrolling interests, net of tax	$31,075	$24,666	$22,588
Foreign currency translation attributable to nonredeemable noncontrolling interests	(28,597)	7,054	7,217
Foreign currency translation attributable to redeemable noncontrolling interest	—	—	573
Comprehensive income attributable to noncontrolling interests, net of tax	$2,478	$31,720	$30,378

The following table details the components of redeemable noncontrolling interest for the year ended May 31, 2013:

2013
(in thousands)
Beginning balance	$144,422
Net income attributable to redeemable noncontrolling interest	1,814
Foreign currency translation adjustment	573
Decrease in the maximum redemption amount of redeemable noncontrolling interest	(817)
Derecognition of redeemable noncontrolling interest	(145,992)
Ending balance	$—

NOTE 13—ACCUMULATED OTHER COMPREHENSIVE LOSS

The changes in the accumulated balances for each component of other comprehensive loss were as follows for the years ended May 31, 2015, 2014 and 2013:

	Foreign Currency Translation	Unrealized Losses on Hedging Activities	Defined Benefit Pension Plans	Accumulated Other Comprehensive Loss

	(in thousands)
Balance at May 31, 2012	$(24,951)	$—	$(5,049)	$(30,000)
Other comprehensive income, net of income tax	13,421	—	1,517	14,938
Balance at May 31, 2013	(11,530)	—	(3,532)	(15,062)
Other comprehensive income, net of income tax	13,113	—	173	13,286
Balance at May 31, 2014	1,583	—	(3,359)	(1,776)
Other comprehensive loss, net of income tax	(179,892)	(3,874)	(450)	(184,216)
Balance at May 31, 2015	$(178,309)	$(3,874)	$(3,809)	$(185,992)

Other comprehensive income (loss) attributable to noncontrolling interest, which relates only to foreign currency translation, was $(28.6) million, $7.1 million and $7.2 million for the years ended May 31, 2015, 2014 and 2013, respectively.

NOTE 14—SEGMENT INFORMATION

General Information

We provide payment and digital commerce solutions and operate in three reportable segments: North America, Europe and Asia-Pacific. Due to international investment and a realigned management structure, commencing at the beginning of fiscal 2016 and retrospectively presented herein, we have replaced our former International merchant services segment with two reportable operating segments: Europe and Asia-Pacific.

Information About Profit and Assets

We evaluate performance and allocate resources based on the operating income of each segment. The operating income of each segment includes the revenues of the segment less those expenses that are directly related to those revenues. Operating overhead, shared costs and certain compensation costs are included in Corporate in the following table. Interest and other income, interest and other expense and provision for income taxes are not allocated to the individual segments. We do not evaluate performance or allocate resources using segment asset data. The accounting policies of the reportable segments are the same as those described in the Summary of Significant Accounting Policies in "Note 1 - Summary of Significant Accounting Policies."

Information on segments, including revenue by geographic distribution within segments, and reconciliations to consolidated revenues and consolidated operating income are as follows for the years ended May 31, 2015, 2014, and 2013:

	2015	2014	2013

	(in thousands)

Revenues:
North America	$1,968,890	$1,808,992	$1,705,675
Europe	615,966	587,463	522,593
Asia-Pacific(2)	188,862	157,781	147,655
Consolidated revenues	$2,773,718	$2,554,236	$2,375,923

Operating income (loss):
North America	$293,139	$272,251	$258,910
Europe(1)	240,014	209,334	179,570
Asia-Pacific(2)	39,697	30,845	31,672
Corporate(3)	(116,253)	(106,931)	(112,939)
Consolidated operating income	$456,597	$405,499	$357,213

Depreciation and amortization:
North America	$81,051	$60,970	$48,882
Europe	39,910	48,589	51,018
Asia-Pacific(2)	9,973	6,139	6,502
Corporate	6,571	6,371	5,386
Consolidated depreciation and amortization	$137,505	$122,069	$111,788

(1) During the year ended May 31, 2015, operating income for the Europe segment includes a $2.9 million gain on the sale of a component of our Russia business that leased automated teller machines to our sponsor bank in Russia. The gain is presented in selling, general and administrate expenses in the consolidated statements of income.
(2)The results of Ezidebit are included in the Asia-Pacific segment from the date of acquisition, October 10, 2014.
(3) Includes a processing system intrusion credit of $7.0 million in fiscal 2014 and a charge of $36.8 million in fiscal 2013.

Enterprise-Wide Information

As a percentage of our total consolidated revenues, revenues from external customers in the United States, the United Kingdom and Canada was 60%, 13% and 11%, respectively, for the year ended May 31, 2015; 58%, 13% and 13%, respectively, for the year ended May 31, 2014; and 59%, 12% and 13%, respectively, for the year ended May 31, 2013. Revenues from external customers are attributed to individual countries based on the location of the customer arrangements. Our results of operations and our financial condition are not significantly reliant upon any single customer.

Long-lived assets, excluding goodwill and other intangible assets, by location as of May 31, 2015 and 2014 were as follows:

	2015	2014

	(in thousands)
United States	$284,257	$259,457
Foreign countries	89,886	110,296
	$374,143	$369,753

NOTE 15—COMMITMENTS AND CONTINGENCIES

Leases

We conduct a major part of our operations using leased facilities and equipment. Many of these operating leases have renewal and purchase options and provide that we pay the cost of property taxes, insurance and maintenance. Rent expense on all operating leases for the years ended May 31, 2015, 2014 and 2013 was $17.5 million, $16.0 million, and $16.5 million, respectively.

Future minimum lease payments for noncancelable operating leases at May 31, 2015 were as follows (in thousands):

Fiscal years ending May 31:
2016	$13,878
2017	11,089
2018	9,226
2019	7,760
2020	6,873
Thereafter	9,172
Total future minimum lease payments	$57,998

Legal

We are party to a number of claims and lawsuits incidental to our business. In our opinion, the liabilities, if any, which may ultimately result from the outcome of such matters, individually or in the aggregate, are not expected to have a material adverse effect on our financial position, liquidity, results of operations or cash flows.

Operating Taxes

We define operating taxes as taxes that are not derived based on earnings, such as sales, gross receipts, property, value-added and other business taxes. During the course of operations, we must interpret the meaning of various operating tax matters in the United States and in the foreign jurisdictions in which we do business.  Taxing authorities in those various jurisdictions may arrive at different interpretations of applicable tax laws and regulations as they relate to such operating tax matters, which could result in the payment of additional taxes in those jurisdictions.  As of May 31, 2015 and 2014, we did not have liabilities for contingencies related to operating tax items based on management's best estimate given our history with similar matters and interpretations of current laws and regulations.

BIN/ICA Agreements

We have entered into sponsorship or depository and processing agreements with certain banks. These agreements allow us to use the banks' identification numbers, referred to as a Bank Identification Number ("BIN") for Visa transactions and an Interbank Card Association ("ICA") number for MasterCard transactions, to clear credit card transactions through Visa and MasterCard. Certain of these agreements contain financial covenants, and we were in compliance with all such covenants as of May 31, 2015.

NOTE 16—PROCESSING SYSTEM INTRUSION

In March 2012, we identified and self-reported unauthorized access into a limited portion of our North America card processing system and potential unauthorized access to servers containing personal information collected from U.S. merchants who applied for processing services. Through fiscal 2014, we incurred approximately $114.2 million of cumulative expenses, net of insurance recoveries of $27.0 million, relating to the incident. During fiscal 2014, we recorded a credit of $7.0 million for insurance recoveries, and during fiscal 2013, we recorded a processing system intrusion charge of $36.8 million. As a result of this event, certain card networks temporarily removed us from their lists of Payment Card Industry Data Security Standards ("PCI DSS") compliant service providers. After remediating our processes and systems, we returned to the lists of PCI DSS compliant service providers in the third quarter of fiscal 2013.

NOTE 17—QUARTERLY CONSOLIDATED FINANCIAL INFORMATION (UNAUDITED)

Summarized quarterly results for the years ended May 31, 2015 and 2014 are as follows (in thousands, except per share data):

	Quarter Ended
	August 31	November 30	February 28	May 31

Fiscal 2015
Revenues	$704,895	$697,291	$664,983	$706,549
Operating income	124,398	123,984	104,615	103,600
Net income	84,434	85,256	69,315	70,110
Net income attributable to Global Payments	75,366	74,781	62,568	65,325
Basic earnings per share attributable to Global Payments	0.55	0.55	0.47	0.50
Diluted earnings per share attributable to Global Payments	0.55	0.55	0.46	0.49

	Quarter Ended
	August 31	November 30	February 28	May 31
Fiscal 2014
Revenues	$629,685	$634,122	$616,452	$673,977
Operating income	107,384	111,907	97,291	88,917
Net income	71,708	79,857	60,121	58,266
Net income attributable to Global Payments	64,643	73,897	55,121	51,625
Basic earnings per share attributable to Global Payments	0.44	0.51	0.38	0.37
Diluted earnings per share attributable to Global Payments	0.44	0.51	0.38	0.36

Operating income, net income, net income attributable to Global Payments and basic and diluted earnings per share for the quarter ended May 31, 2015 include the effects of employee termination costs of $6.3 million (pre-tax) and a $1.2 million (pre-tax) charge for a transaction tax associated with the acquisition of Realex. Net income, net income attributable to Global Payments and basic and diluted earnings per share for the quarter ended May 31, 2015 also include the effect of the reversal of interest expense of $3.6 million (pre-tax) that had been previously accrued related to a previously unrecognized tax benefit. An out-of period immaterial correction related to the measurement of certain deferred tax assets was recorded in the quarter ended May 31, 2015 as a charge to income tax expense of $14.3 million ($6.8 million of which related to the quarter ended August 31, 2014).  This charge was offset by a corresponding income tax benefit recorded in the quarter ended May 31, 2015 related to a change in judgment regarding the tax rate at which those same deferred tax assets were expected to be realized in conjunction with the recognition of the previously unrecognized tax benefit related to an uncertain tax position in a foreign jurisdiction. See "Note 8 – Income Tax" for further information. Both amounts are included in the foreign income taxes line of the reconciliation between the federal statutory rate and the effective tax rate for the year ended May 31, 2015 in "Note 8 - Income Tax."

NOTE 18—SUBSEQUENT EVENTS
We have provided certain information in our consolidated financial statements and related notes included in our Annual Report on Form 10-K for the year ended May 31, 2015 filed with the Securities and Exchange Commission (the "SEC") on July 30, 2015 (the "Fiscal 2015 Annual Report") solely to reflect, for all periods presented, the retrospective effects of a change in reportable segments, the adoption of certain accounting standards updates and the Stock Split, each of which occurred subsequent to the filing of the Fiscal 2015 Annual Report, and each of which is described in greater detail below.
Commencing with the fiscal year ending May 31, 2016, which we refer to as "fiscal 2016," we began reporting based on realigned segments (North America, Europe and Asia-Pacific) due to international investment and a realigned management structure. As a result, these footnotes present prior-year segment data in a manner that conforms to our fiscal 2016 presentation.
In November 2015, the FASB issued ASU 2015-17, "Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes." To simplify the presentation of deferred income taxes, the amendments in this update require that deferred tax liabilities and assets be classified as noncurrent in a classified balance sheet. We adopted this ASU during the three months ended November 30, 2015. As a result, our consolidated balance sheets at May 31, 2015 and 2014, and related footnotes, present deferred income taxes in a manner that conforms to our current presentation. The adoption of this standard did not affect our results of operations or cash flows in either the current or prior interim or annual periods.
In April 2015, the FASB issued ASU 2015-03, "Interest-Imputation of Interest (Subtopic 835-30): Simplifying the Presentation of Debt Issuance Costs." The update requires debt issuance costs related to a recognized debt liability to be presented in the balance sheet as a direct deduction from the carrying amount of the related debt liability instead of being presented as an asset. In August 2015, the FASB issued ASU 2015-15, "Interest-Imputation of Interest (Subtopic 835-30): Presentation and Subsequent Measurement of Debt Issuance Costs Associated with Line-of-Credit Arrangements-Amendments to SEC Paragraphs Pursuant to Staff Announcement at June 18, 2015 EITF Meeting," to clarify that an entity may elect to present debt issuance costs related to a line-of-credit arrangement as an asset, regardless of whether there are any outstanding borrowings on the line-of-credit arrangement. We adopted both ASUs as of June 1, 2015 and elected to continue to present debt issuance costs related to our revolving credit facilities as an asset. As a result, our consolidated balance sheets at May 31, 2015 and 2014, and related footnotes, present debt issuance costs related to our term loans in a manner that conforms to our current presentation. The adoption of this standard did not affect our results of operations or cash flows in either the current or prior interim or annual periods.
During the second quarter of fiscal 2016, our board of directors declared a two-for-one stock split effected in the form of a stock dividend paid on November 2, 2015. As a result, all share and per share information presented in our consolidated financial statements as of May 31, 2015 and 2014 and for the years ended May 31, 2015, 2014 and 2013 and the related notes have been retrospectively adjusted to reflect the Stock Split, except for authorized common shares which were not affected.
The Company’s consolidated financial statements and the related notes have been updated solely to reflect the change in reportable segments, the adoption of the accounting standards described above and the Stock Split. Other than as required to reflect the change in reportable segments, adoption of accounting standards and Stock Split, we did not update the other disclosures contained in our consolidated financial statements and the related notes, nor did we reflect any subsequent information, activities, events, risks or trends.

GLOBAL PAYMENTS INC.
SCHEDULE II

Valuation & Qualifying Accounts

(a) Description	(b) Balance at Beginning of Year	(c) Additions: Charged to Costs and Expenses	(d) Deductions: Uncollectible Accounts Write-Off	(e) Balance at End of Year

	(in thousands)
Allowance for doubtful accounts
May 31, 2013	$532	$444	$467	$509
May 31, 2014	509	174	282	401
May 31, 2015	401	324	257	468

Reserve for operating losses-merchant card processing (1)
May 31, 2013	$2,325	$9,484	$9,491	$2,318
May 31, 2014	2,318	8,658	9,252	1,724
May 31, 2015	1,724	4,928	5,366	1,286

Reserve for sales allowances-merchant card processing (1)
May 31, 2013	$873	$2,074	$1,986	$961
May 31, 2014	961	1,330	1,690	601
May 31, 2015	601	7,974	3,646	4,929

Reserve for operating losses-check guarantee processing
May 31, 2013	$3,435	$11,731	$12,022	$3,144
May 31, 2014	3,144	11,916	12,062	2,998
May 31, 2015	2,998	9,578	9,892	2,684

Deferred income tax asset valuation allowance
May 31, 2013	$26,090	$2,374	$—	$28,464
May 31, 2014	28,464	(21,265)	—	7,199
May 31, 2015	7,199	(3,376)	—	3,823

(1)Included in settlement processing obligations.